UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

This Form 6-K consists of the Second Quarter 2011 Report of UBS AG, which appears immediately following this page.

Second Quarter 2011 Report

Our financial results for
the second quarter of 2011.

Second Quarter 2011 Report
Dear shareholders,
For the second quarter of 2011 we report a net profit attributable to UBS shareholders of CHF 1.0 billion. Diluted earnings per share for the second quarter were CHF 0.26 compared with CHF 0.47 in the first quarter. The quarter was characterized by lower client activity levels precipitated by ongoing concerns regarding the eurozone, the US budget deficit and the worsening global economic outlook. This had implications for many of our businesses, but in particular for the Investment Bank, which reported modest profits as lower client activity levels affected most businesses and widening credit spreads adversely affected trading businesses, particularly in fixed income. However, our wealth management businesses and our retail and corporate business delivered increased profitability in spite of these conditions. Net new money inflows for the Group were CHF 8.7 billion as our clients continued to entrust us with more of their assets, albeit at lower levels than in the first quarter. Our Basel II tier 1 capital ratio stood at 18.1% at the end of the quarter.
Revenues for the Group were CHF 7.2 billion compared with CHF 8.3 billion in the first quarter. The result reflects, in particular, lower levels of client activity and weak trading performance in our Fixed Income, Currencies and Commodities (FICC) business. Operating expenses were down for the Group as a whole, partly as a result of currency movements and lower personnel-related expenses. Net profit attributable to UBS shareholders was affected by a CHF 263 million dividend payment on trust preferred securities. We recorded tax expenses of CHF 377 million this quarter. At the close of the quarter, our balance sheet stood at CHF 1,237 billion, a decrease of CHF 55 billion on the first quarter, mainly as a result of currency movements. Risk-weighted assets were CHF

Second Quarter 2011 Report
206 billion on a Basel II basis, broadly in line with the level recorded at the end of the first quarter.
Wealth Management delivered an improved performance with a pre-tax profit of CHF 672 million, an increase of 4%. Operating income was down by 3%, mainly due to a decline in fees on a lower invested asset base that reflected the strengthening of the Swiss franc. The gross margin on invested assets was 97 basis points for the quarter. Costs were down 7%, reflecting in part a reduction in personnel-related costs. Net new money inflows were CHF 5.6 billion, primarily from our strategic growth areas of the Asia Pacific region and the emerging markets as well as from ultra high net worth clients, despite continued outflows from the cross-border business relating to neighboring countries of Switzerland.
In our Retail & Corporate business, performance was steady with an increased pre-tax profit of CHF 421 million resulting from higher operating income and a decrease in operating expenses. Operating income was up 1% compared with the first quarter. This mainly reflects the fact that we did not record credit loss expenses for the business this quarter as well as certain non-recurring revenues mainly related to our equity participations. These factors offset the continued effects of low interest rate margins. Costs for the business decreased by 2%.
Wealth Management Americas continued to improve its performance this quarter, executing successfully on our plan for the business. Pre-tax profit improved to CHF 140 million, a CHF 29 million increase on the first quarter. In US dollar terms revenues were up by 4% as a result of higher fee and interest income on higher invested assets. We achieved net new money inflows of CHF 2.6 billion this quarter, mainly as a result of our success in recruiting new financial advisors, a creditable result given the seasonal tax-related outflows.
Our Global Asset Management business recorded a pre-tax profit of CHF 108 million compared with CHF 124 million in the prior quarter. The strengthening of the Swiss franc was a major factor this quarter, adversely affecting our invested asset base and consequently net management fees. The result also reflects lower performance fees, particularly in our alternative and quantitative business, where investment performance was solid but not sufficiently strong to generate sizeable fees. Operating expenses for the business decreased by 10%, mainly as a result of lower personnel expenses. Net new money inflows were CHF 1.1 billion.
The Investment Bank recorded a pre-tax profit of CHF 376 million compared with CHF 835 million in the first quarter. This performance reflects the decline in client volumes in most of our business lines and in particular the widening of credit spreads, which adversely affected a number of our trading businesses in FICC. Operating expenses were 15% lower than in the first quarter, mostly resulting from lower performance-related personnel costs.
During the quarter, the Board of Directors and senior management reconfirmed our broad strategic direction. We are confident that we will create the most value for our clients and shareholders as an integrated bank with a client-focused business model. In order to ensure continued improvements in our profitability, we will develop our leading wealth management businesses, including further investing in our onshore businesses and the ultra high net worth client segment, while expanding our activities in the Asia-Pacific region and the emerging markets. The benefits of a globally competitive investment bank and a successful asset management business are also crucial to our future. In our home market, Switzerland, we aim to maintain our leading position.
Over the last four quarters, we have witnessed a decline in returns for the banking industry as a whole, reflecting deleveraging and actions being taken in advance of increased capital requirements. A weakening economic outlook and higher future capital requirements may extend or exacerbate these trends. Given these circumstances, we will continue to evaluate potential changes to our businesses, corporate structure and booking model. The fundamental shift in the global financial environment also has implications for our medium-term targets, which were set in 2009 and based on market and regulatory assumptions that are now outdated. While we continue to be optimistic that we will deliver higher profitability, we believe that our 2009 target for pre-tax profits is unlikely to be achieved in the time period originally envisaged.
Last year, we successfully achieved our goal of reducing fixed costs to below CHF 20 billion. However, in the current environment, we need to be ever more vigilant around our levels of expenditure. As a result, we will initiate further cost reductions to align our expense base to current market conditions. We will nevertheless continue investing in key growth areas that underpin our long-term success.
At the UBS Annual General Meeting in April, our shareholders approved the 2010 Annual Report and Group Financial Statements, elected Joseph Yam to the Board of Directors and re-elected the incumbent members of the Board.
On 1 July, we announced that Axel Weber, former President of the German Bundesbank, will be nominated for election to the UBS Board of Directors. Subject to his election, he will be appointed as non-independent Vice Chairman and is then expected to become Chairman of the Board in 2013. We are delighted to have someone of Axel Weber’s caliber as a future Board member and future Chairman. His outstanding reputation and extremely broad expertise in international finance and banking, as well as his strong leadership experience, will be an invaluable addition to the firm, helping to ensure stability and a smooth leadership transition as we position the firm for future growth.
Outlook – Current economic uncertainty shows little sign of abating. We therefore do not envisage material improvements in market conditions in the third quarter of 2011, particularly given the seasonal decline in activity levels traditionally associated with the summer holiday season, and expect these conditions to continue to constrain our results. In the second half of 2011, we may recognize deferred tax assets that could reduce our full-year effective tax rate. The levy imposed by the United Kingdom on bank liabilities, formally introduced just after the end of the second quarter, is expected to reduce the Investment Bank’s performance before tax by approximately CHF 100 million before the end of 2011. As a result of our intention to initiate cost reduction measures, it is likely that we will book significant restructuring charges later this year. Going forward, our solid capital position and financial stability as well as our sharpened focus on cost discipline will enable us to build further on the progress we have already made.
Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the	Group Chief Executive Officer
Board of Directors

Second Quarter 2011 Report
UBS key figures

	As of or for the quarter ended			Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	30.6.11	30.6.10

Group results

Operating income	7,171	8,344	9,185	15,515	18,195

Operating expenses	5,516	6,110	6,571	11,626	12,772

Operating profit from continuing operations before tax	1,654	2,235	2,614	3,889	5,424

Net profit attributable to UBS shareholders	1,015	1,807	2,005	2,822	4,207

Diluted earnings per share (CHF)[1]	0.26	0.47	0.52	0.73	1.10

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				12.0	19.5

Return on risk-weighted assets, gross (%)				15.3	17.5

Return on assets, gross (%)				2.4	2.6

Growth

Net profit growth (%)[3]	(43.8)	8.7	(8.9)	(32.9)	N/A

Net new money (CHF billion)[4]	8.7	22.3	(4.7)	31.0	(22.7)

Efficiency

Cost / income ratio (%)	77.1	73.3	71.2	75.0	70.5

	As of
CHF million, except where indicated	30.6.11	31.3.11	31.12.10

Capital strength

BIS tier 1 ratio (%)[5]	18.1	17.9	17.8

FINMA leverage ratio (%)[5]	4.8	4.6	4.4

Balance sheet and capital management

Total assets	1,236,770	1,291,286	1,317,247

Equity attributable to UBS shareholders	47,263	46,695	46,820

Total book value per share (CHF)[5]	12.54	12.28	12.35

Tangible book value per share (CHF)[5]	10.19	9.74	9.76

BIS total ratio (%)[5]	19.5	19.4	20.4

BIS risk-weighted assets[5]	206,224	203,361	198,875

BIS tier 1 capital[5]	37,387	36,379	35,323

Additional information

Invested assets (CHF billion)	2,069	2,198	2,152

Personnel (full-time equivalents)	65,707	65,396	64,617

Market capitalization[6]	58,745	63,144	58,803

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the appendix “UBS registered shares” of this report.

Corporate calendar
Publication of the third quarter of 2011 results
Tuesday, 25 October 2011
Publication of the fourth quarter of 2011 results
Tuesday, 7 February 2012
Publication of the first quarter of 2012 results
Monday, 30 April 2012
Annual General Meeting
Thursday, 3 May 2012
Contacts
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Imprint
Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1102
© UBS 2011. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.
Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Group results

2.	UBS business divisions and Corporate Center

18	Wealth Management & Swiss Bank
24	Wealth Management Americas
27	Global Asset Management
31	Investment Bank
35	Corporate Center

3.	Risk and treasury management

38	Risk management and control
48	Balance sheet
50	Liquidity and funding
52	Capital management

4.	Financial information (unaudited)

59	Financial statements
65	Notes to the financial statements

Appendix

89	UBS registered shares
90	Information sources

Second Quarter 2011 Report
UBS and its businesses
We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 65,000 people. Under Swiss company law, we are organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.
Wealth Management & Swiss Bank
Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.
Wealth Management Americas
Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the domestic United States business, the domestic Canadian business and international business booked in the United States.
Global Asset Management
Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund services unit provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.
Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, sovereign and governmental bodies, financial intermediaries, alternative asset managers and private investors.
Corporate Center
The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates virtually all of the treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels.

UBS Group

Management report

Group results
Group results
Net profit attributable to UBS shareholders was CHF 1,015 million compared with CHF 1,807 million in the first quarter of 2011. Lower revenues across most businesses, particularly in the trading income in the Investment Bank’s fixed income, currencies and commodities (FICC) business, partially caused by the strengthening of the Swiss franc, were only partially offset by lower Group personnel and general and administrative expenses. In addition, the second quarter result included substantial net profit attributable to non-controlling interests (dividends on preferred securities).
Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Continuing operations

Interest income	4,880	4,578	4,864	7	0	9,457	9,661

Interest expense	(3,440)	(2,796)	(3,771)	23	(9)	(6,236)	(6,751)

Net interest income	1,440	1,781	1,093	(19)	32	3,221	2,911

Credit loss (expense) / recovery	16	3	(48)	433		19	68

Net interest income after credit loss expense	1,456	1,784	1,045	(18)	39	3,240	2,979

Net fee and commission income	3,879	4,240	4,366	(9)	(11)	8,119	8,738

Net trading income	1,724	2,203	3,450	(22)	(50)	3,928	5,818

Other income	112	117	324	(4)	(65)	228	660

Total operating income	7,171	8,344	9,185	(14)	(22)	15,515	18,195

Personnel expenses	3,925	4,407	4,645	(11)	(16)	8,332	9,166

General and administrative expenses	1,408	1,488	1,638	(5)	(14)	2,896	3,057

Depreciation of property and equipment	161	191	257	(16)	(37)	352	491

Amortization of intangible assets	22	24	31	(8)	(29)	46	58

Total operating expenses	5,516	6,110	6,571	(10)	(16)	11,626	12,772

Operating profit from continuing operations before tax	1,654	2,235	2,614	(26)	(37)	3,889	5,424

Tax expense / (benefit)	377	426	311	(12)	21	803	914

Net profit from continuing operations	1,277	1,809	2,303	(29)	(45)	3,086	4,509

Discontinued operations

Profit from discontinued operations before tax	0	0	0			0	2

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	0	0			0	2

Net profit	1,278	1,809	2,303	(29)	(45)	3,087	4,511

Net profit attributable to non-controlling interests	263	2	298		(12)	265	304

from continuing operations	262	2	298		(12)	264	303

from discontinued operations	0	0	0			0	1

Net profit attributable to UBS shareholders	1,015	1,807	2,005	(44)	(49)	2,822	4,207

from continuing operations	1,015	1,807	2,005	(44)	(49)	2,822	4,207

from discontinued operations	0	0	0			0	1

Comprehensive income

Total comprehensive income	1,065	971	2,802	10	(62)	2,036	5,371

Total comprehensive income attributable to non-controlling interests	380	106	101	258	276	486	21

Total comprehensive income attributable to UBS shareholders	685	865	2,701	(21)	(75)	1,551	5,350

UBS Group
Operating income: 2Q11 vs 1Q11
Total operating income was CHF 7,171 million compared with CHF 8,344 million in the prior quarter.
Operating income by reporting segment
Wealth Management’s total operating income decreased 3% to CHF 1,867 million from CHF 1,928 million in the prior quarter, mainly reflecting lower net fee and commission income.
Retail & Corporate’s total operating income was CHF 974 million, up 1% from the prior quarter, mainly due to lower credit loss expenses, income from a small divestment and higher dividends from participations.
Wealth Management Americas’ total operating income decreased 5% to CHF 1,284 million from CHF 1,347 million. In US dollar terms, operating income increased 4% due to improvements in fee and interest income, as well as higher realized gains on sales of securities held as available-for-sale.
Global Asset Management’s total operating income was CHF 444 million compared with CHF 496 million, mainly due to lower performance fees in alternative and quantitative investments and lower net management fees, resulting from a lower average invested asset base due to the further strengthening of the Swiss franc.
The Investment Bank’s total operating income was CHF 2,604 million in the second quarter of 2011 compared with CHF 3,445 million in the first quarter of 2011, reflecting lower revenues across all businesses, particularly FICC.
The Corporate Center’s operating income was negative CHF 2 million in the second quarter of 2011 compared with positive CHF 163 million in the prior quarter, mainly due to a lower revaluation gain of CHF 13 million on our option to acquire the SNB StabFund’s equity compared with a gain of CHF 192 million in the prior quarter.
Net interest and trading income
Net interest and trading income is analyzed below under the relevant business activities.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
Net income from trading businesses
Net income from trading businesses was CHF 1,835 million compared with CHF 2,478 million in the previous quarter.
Equities trading revenues were lower across most businesses. FICC trading revenues were lower, most notably in credit as flow trading declined in the context of widening credit spreads caused by increased market uncertainty.

Operating income by reporting segment

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Wealth Management	1,867	1,928	1,891	(3)	(1)	3,795	3,795

Retail & Corporate	974	965	995	1	(2)	1,939	1,973

Wealth Management & Swiss Bank	2,840	2,893	2,886	(2)	(2)	5,733	5,767

Wealth Management Americas	1,284	1,347	1,485	(5)	(14)	2,631	2,847

Global Asset Management	444	496	522	(10)	(15)	940	1,043

Investment Bank	2,604	3,445	4,101	(24)	(37)	6,050	7,990

Corporate Center	(2)	163	191			160	547

Total operating income	7,171	8,344	9,185	(14)	(22)	15,515	18,195

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net interest and trading income

Net interest income	1,440	1,781	1,093	(19)	32	3,221	2,911

Net trading income	1,724	2,203	3,450	(22)	(50)	3,928	5,818

Total net interest and trading income	3,164	3,985	4,543	(21)	(30)	7,149	8,729

Breakdown by businesses

Net income from trading businesses[1]	1,835	2,478	3,008	(26)	(39)	4,313	5,708

Net income from interest margin businesses	1,191	1,209	1,166	(1)	2	2,400	2,285

Net income from treasury activities and other	138	298	369	(54)	(63)	436	736

Total net interest and trading income	3,164	3,985	4,543	(21)	(30)	7,149	8,729

1 Includes lending activities of the Investment Bank.

Group results
An own credit charge on financial liabilities designated at fair value of CHF 25 million was recorded in the quarter, compared with a CHF 133 million charge in the first quarter. An own credit profit from the widening of our credit spreads during the quarter was more than offset by an own credit loss related to adjustments in the calculation methodology. Debit valuation adjustments recorded on derivatives in FICC other within the Investment Bank were positive CHF 78 million, compared with negative CHF 38 million in the previous quarter.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
Net income from interest margin businesses
Net income from interest margin businesses was CHF 1,191 million compared with CHF 1,209 million in the first quarter. This decrease is mainly due to lower interest margins influenced by competitive pressure and low interest rates.
Net income from treasury activities and other
Net income from treasury activities and other was CHF 138 million compared with CHF 298 million in the prior quarter.
The second quarter included a gain of CHF 13 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a valuation gain of CHF 192 million in the previous quarter.
è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity
Credit loss expense / recovery
We recorded a net credit loss recovery of CHF 16 million in the second quarter of 2011 compared with CHF 3 million in the first quarter of 2011.
The Investment Bank reported a net credit loss recovery of CHF 15 million compared with a net recovery of CHF 1 million in the first quarter. This was primarily due to credit loss provision releases on student loan auction rate securities.
Wealth Management & Swiss Bank reported a net credit loss recovery of CHF 2 million in the second quarter of 2011, unchanged from the prior quarter.
è	Refer to the “Risk management and control” section of this report for more information on credit risk
Net fee and commission income
Net fee and commission income was CHF 3,879 million compared with CHF 4,240 million in the previous quarter.
–	Underwriting fees were CHF 355 million, unchanged from the previous quarter.

–	Mergers and acquisitions and corporate finance fees were CHF 240 million, down from CHF 276 million, due to fewer large deals being completed in the quarter, compared with the prior quarter.

–	Net brokerage fees were CHF 772 million compared with CHF 1,011 million due to smaller transactional volumes resulting from low levels of client activity.

–	Investment fund fees were lower at CHF 927 million compared with CHF 966 million in the prior quarter, as both asset-based and sales-based income decreased over the quarter.

–
Portfolio management and advisory fees decreased to CHF 1,394 million from CHF 1,454 million, mainly due to lower performance fees in Global Asset Management, particularly in its alternative and quantitative investments business, and lower fees in Wealth Management & Swiss Bank on a lower average asset base.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information
Other income
Other income was CHF 112 million in the second quarter of 2011 compared with CHF 117 million in the first quarter.
The second quarter included gains of CHF 38 million from disposals of loans and receivables, including sales and issuer redemptions of auction rate securities, compared with CHF 43 million in the first quarter. Net gains from disposals of financial investments available-for-sale were CHF 54 million compared with CHF 26 million in the prior quarter, mainly due to higher gains on sales in Wealth Management Americas. Net losses from disposals of consolidated subsidiaries in the second quarter were CHF 23 million, and mainly comprised foreign currency translation losses which were reclassified from equity to the income statement upon deconsolidation.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Credit loss (expense) / recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Wealth Management	2	9	(1)	(78)		11	0

Retail & Corporate	0	(7)	(7)	(100)	(100)	(7)	(5)

Wealth Management & Swiss Bank	2	2	(8)	0		4	(4)

Wealth Management Americas	(1)	1	(1)		0	0	0

Investment Bank	15	1	(39)			15	73

of which: related to reclassified securities[1]	17	9	(56)	89		26	(85)

of which: related to acquired securities	(4)	(6)	(12)	(33)	(67)	(10)	(12)

Corporate Center	0	(1)	0	(100)		(1)	0

Total	16	3	(48)	433		19	68

1 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

UBS Group

How foreign exchange movements affect our reported results
In the second quarter, many investors flocked into the Swiss franc as a safe haven currency as continued market volatility, concerns about eurozone sovereign debt and ongoing geopolitical uncertainty invited risk averse behaviors. These factors were compounded by heightened worries about the US budget deficit and the worsening global economic situation. Consequently, the Swiss franc continued to strengthen markedly against other major currencies such as the US dollar, euro and British pound during the quarter. This adversely affected the results of many of our businesses, which report in Swiss francs but conduct the majority of their operations in other currencies. While foreign exchange movements had broadly negative effects on revenues, they also reduced expenses across the business divisions as many costs are incurred in foreign currencies but reported in Swiss francs. This partially mitigated the overall effect of the strengthening of the Swiss franc on our reported pre-tax performance for the second quarter of 2011.
In the second quarter, both the US dollar and British pound declined 8% against the Swiss franc, while the euro declined 6%. During the 12 months ending 30 June 2011, the US dollar, British pound and euro declined 22%, 16% and 7%, respectively, against the Swiss franc.
The effect of this sharp rise in the Swiss franc on our businesses was most apparent in the year-on-year comparative revenues of our Investment Bank, the vast majority of which are generated in foreign currencies in major financial centers outside Switzerland such as New York and London.
In Wealth Management, the strengthening of the Swiss franc affected invested assets denominated in other currencies. As of 30 June 2011, 31% of Wealth Management invested assets were denominated in euros, 30% in US dollars and 5% in British pounds. The decline in these currencies versus the Swiss franc lowered the business’s invested asset base by approximately CHF 37 billion, resulting in a decline mainly in fee and commission income as well as net interest income.
Similarly, currency movements adversely affected Global Asset Management’s invested assets base and therefore net management fees, which were down moderately. On 30 June 2011, 45% of Global Asset Management’s invested assets were denominated in US dollars, 13% in euros and 6% in British pounds.
Wealth Management Americas’ revenues are generated mostly in US dollars. This resulted in a 5% reduction in revenues reported in Swiss francs, even as, in US dollar terms, revenues increased 4% on higher invested assets and higher interest income.
Wealth Management –
invested assets
In the Corporate Center, approximately 60% of all costs before allocations to the business divisions occur in currencies other than the Swiss franc. The Swiss franc’s strengthening therefore reduced costs incurred by the Corporate Center in other currencies and then allocated to the business divisions.
The weakening of major currencies against the Swiss franc was the main reason for a CHF 55 billion decrease in our balance sheet. On 30 June 2011, 42% of our funded assets were denominated in US dollars, 15% in euros and 6% in British pounds. Our funded assets, which exclude positive replacement values, declined by CHF 31 billion to CHF 902 billion, but increased by CHF 20 billion when adjusted for currency movements. In addition, currency movements in the quarter affected risk-weighted assets and tier 1 capital, thereby influencing our reported tier 1 capital ratio for the end of the quarter.
è	Refer to the “Interest rate and currency management” section of the Annual Report 2010 for more information about our corporate currency management
Global Asset Management –
invested assets1
1 Invested assets shown by the base currency of
each fund or client account.

Group results
Operating expenses: 2Q11 vs 1Q11
Operating expenses were down 10% to CHF 5,516 million compared with CHF 6,110 million in the first quarter. The decrease was mainly due to lower accruals for variable compensation and lower non-personnel expenses, supported by the strengthening of the Swiss franc.
Operating expenses by reporting segment
Wealth Management’s operating expenses decreased 7% to CHF 1,194 million from CHF 1,283 million. Personnel expenses were reduced 7% to CHF 800 million, mainly due to lower accruals for variable compensation.
Retail & Corporate’s operating expenses decreased by CHF 10 million to CHF 552 million.
Wealth Management Americas’ total operating expenses decreased 7% to CHF 1,144 million from CHF 1,236 million. Excluding the effect of currency translation, operating expenses increased 1%.
Global Asset Management’s total operating expenses were CHF 337 million compared with CHF 373 million, with the strengthening of the Swiss franc contributing to a decrease across most expense lines. Personnel expenses decreased to CHF 236 million from CHF 259 million, mainly due to lower accruals for variable compensation.
The Investment Bank’s total operating expenses were CHF 2,229 million compared with CHF 2,610 in the first quarter. The decrease was mainly due to lower accruals for variable compensation and the strengthening of the Swiss franc.
Total operating expenses of the Corporate Center (after service cost allocation to the business divisions) were CHF 61 million compared with CHF 46 million.
Personnel expenses
Personnel expenses were CHF 3,925 million compared with CHF 4,407 million, primarily due to lower accruals for variable compensation of CHF 867 million, including a charge for amortization of prior years’ awards of CHF 413 million, compared with CHF
1,233 million in the prior quarter. This resulted in a corresponding decrease in social security expenses.
è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information
General and administrative expenses
General and administrative expenses were CHF 1,408 million in the second quarter, compared with CHF 1,488 million in the first quarter. The decrease in administration expenses was mainly due to the release of accruals for value added tax in the second quarter of 2011.
è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
Depreciation and amortization
Depreciation of property and equipment was CHF 161 million compared with CHF 191 million in the prior quarter, primarily due to a partial reversal of an impairment loss recognized in the fourth quarter of 2008. Amortization of intangible assets was CHF 22 million compared with CHF 24 million in the previous quarter.
Performance: 2Q11 vs 1Q11
Profit from continuing operations before tax was CHF 1,654 million in the second quarter of 2011, compared with CHF 2,235 million in the first quarter.
Performance by reporting segment
Wealth Management’s pre-tax profit was CHF 672 million, CHF 27 million higher than in the previous quarter. Lower income due to lower invested asset levels and reduced client activity was more than offset by reduced operating expenses.
Retail & Corporate’s pre-tax profit was CHF 421 million in the second quarter of 2011, up 4% from the previous quarter, mainly as a result of lower credit loss expenses and non-recurring revenue items.
Wealth Management Americas’ pre-tax profit was CHF 140 million in the second quarter of 2011 compared with CHF 111 million in the first quarter of 2011. This was mainly due to a 4% increase

Operating expenses by reporting segment

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Wealth Management	1,194	1,283	1,232	(7)	(3)	2,477	2,440

Retail & Corporate	552	562	522	(2)	6	1,114	1,034

Wealth Management & Swiss Bank	1,747	1,844	1,754	(5)	0	3,591	3,475

Wealth Management Americas	1,144	1,236	1,552	(7)	(26)	2,380	2,899

Global Asset Management	337	373	405	(10)	(17)	709	789

Investment Bank	2,229	2,610	2,788	(15)	(20)	4,839	5,487

Corporate Center	61	46	72	33	(15)	107	122

Total operating expenses	5,516	6,110	6,571	(10)	(16)	11,626	12,772

UBS Group
in operating income in US dollar terms which included realized gains on sales of financial investments held as available-for-sale.
Global Asset Management’s pre-tax profit was CHF 108 million in the second quarter, compared with CHF 124 million in the first quarter. Lower performance fees, mainly in alternative and quantitative investments, and the adverse effect of foreign exchange movements on net management fees were partly offset by lower personnel expenses.
The Investment Bank recorded a pre-tax profit of CHF 376 million in the second quarter of 2011 compared with CHF 835 million in the prior quarter. The pre-tax profit excluding own credit was CHF 401 million. Lower revenues across all businesses, in particular in fixed income, currencies and commodities were partially offset by lower operating expenses mainly stemming from lower accruals for variable compensation.
Profit from continuing operations before tax for the Corporate Center was a loss of CHF 63 million compared with a profit of CHF 116 million in the previous quarter, mainly due to a lower revaluation gain of CHF 13 million on our option to acquire the SNB StabFund’s equity compared with a gain of CHF 192 million in the prior quarter.
Tax: 2Q11 vs 1Q11
We recognized a net income tax expense of CHF 377 million for the second quarter of 2011. This included deferred tax expenses of CHF 337 million with respect to the amortization of deferred tax assets, previously recognized in relation to Swiss tax losses carried forward, to offset taxable profits for the quarter. It also included other tax expenses of CHF 95 million with respect to the taxable profits of Group entities. These expenses were partially offset by tax benefits of CHF 55 million, arising from the release of provisions upon the agreement of prior period positions with tax authorities in various locations.
For the first quarter of 2011, we recognized a net income tax expense of CHF 426 million. This included deferred tax expenses of CHF 448 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward.
We expect to remeasure our deferred tax assets in the second half of 2011 after preparation of new business plan forecasts. This evaluation may give rise to an increase in deferred tax assets recognized in the US, which may in turn reduce the tax charge in the income statement for the second half of 2011 compared with the first half of the year. The effect of such a deferred tax asset increase could be expected to bring the full year effective tax rate for 2011 below 20%.
Net profit attributable to non-controlling interests: 2Q11 vs 1Q11
Net profit attributable to non-controlling interests was CHF 263 million in the second quarter of 2011 compared with CHF 2 million in the prior quarter. In the second quarter, dividends of CHF 186 million were paid for preferred securities, for which no accrual was required to be established earlier, and an additional accrual of CHF 77 million was made for future dividend payments for preferred securities, triggered by the call of a hybrid Tier 1 instrument. In the first quarter of 2011, no event triggering dividend obligations for preferred securities occurred and no preferred securities dividends not previously accrued were paid.
Comprehensive income attributable to UBS shareholders: 2Q11 vs 1Q11
Comprehensive income attributable to UBS shareholders was CHF 685 million, including net profit attributable to UBS shareholders of CHF 1,015 million which was partially offset by negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 330 million (net of tax).
This negative OCI attributable to UBS shareholders included foreign currency translation losses of CHF 1,216 million which were partially offset by fair value gains on financial investments available-for-sale of CHF 482 million and fair value gains on interest rate swaps designated as cash flow hedges of CHF 404 million.
Approximately two-thirds of the foreign currency translation losses were related to the weakening of the US dollar against the

Performance by reporting segment

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Wealth Management	672	645	658	4	2	1,318	1,354

Retail & Corporate	421	403	473	4	(11)	824	938

Wealth Management & Swiss Bank	1,094	1,049	1,131	4	(3)	2,142	2,293

Wealth Management Americas	140	111	(67)	26		252	(52)

Global Asset Management	108	124	117	(13)	(8)	231	254

Investment Bank	376	835	1,314	(55)	(71)	1,211	2,504

Corporate Center	(63)	116	119			53	425

Operating profit from continuing operations before tax	1,654	2,235	2,614	(26)	(37)	3,889	5,424

Group results
Swiss franc, with additional significant losses related to the decline of the British pound and the euro against the Swiss franc.
Declining long-term US dollar, British pound and euro interest rates led to fair value gains on financial investments available-for-sale, including our holdings of long-term fixed-interest rate US and UK government bonds, and net-fix receiver interest rate swaps designated as cash flow hedges.
In the first quarter of 2011, comprehensive income attributable to UBS shareholders was a profit of CHF 865 million, as net profit of CHF 1,807 million was partially offset by negative OCI attributable to UBS shareholders of CHF 942 million (net of tax). OCI losses attributable to UBS shareholders in the first quarter were predominantly due to the upward shift of relevant long-term euro and US dollar yield curves that resulted in fair value losses on net fixed-receiver interest rate swaps designated to hedge forecast future cash flows.
è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
Results: 6M11 vs 6M10
Net profit attributable to UBS shareholders was CHF 2,822 million compared with CHF 4,207 million.
Operating income decreased to CHF 15,515 million from CHF 18,195 million. This was mainly due to lower net income from trading businesses in FICC, lower net fee and commission income, and lower other income.
Operating expenses were reduced to CHF 11,626 million compared with CHF 12,772 million, mainly due to decreased personnel expenses.
Invested assets development: 2Q11 vs 1Q11
Net new money
In Wealth Management, net new money inflows were CHF 5.6 billion compared with net inflows of CHF 11.1 billion in the previous quarter. International wealth management reported net inflows of CHF 5.5 billion compared with CHF 8.9 billion in the previous quarter, with continued net inflows in the Asia Pacific region and emerging markets, as well as globally from ultra high net worth clients. The European onshore business reported continued inflows, while the European cross-border business recorded outflows, mainly from the cross-border business related to neighboring countries of Switzerland.
Wealth Management Americas recorded net new money of CHF 2.6 billion in the second quarter compared with CHF 3.6 billion in the first quarter. Second quarter net new money was affected by annual client income tax payments. Net recruiting of financial advisors was the primary driver of net new money in the second quarter.
In Global Asset Management, net new money inflows were CHF 1.1 billion compared with net inflows of CHF 5.6 billion in the prior quarter. Net new money inflows from third parties were CHF 4.8 billion compared with CHF 5.8 billion. These were partly offset by net outflows of CHF 3.7 billion from clients of UBS’s wealth management businesses compared with net outflows of CHF 0.2 billion. Excluding money market flows, net new money inflows were CHF 3.5 billion compared with net inflows of CHF 7.2 billion.
è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information
Invested assets
Invested assets were CHF 2,069 billion as of 30 June 2011, compared with CHF 2,198 billion as of 31 March 2011. This decline was primarily attributable to the strengthening of the Swiss franc and was partially offset by net new money inflows.
è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information
è	Refer to the “How foreign exchange movements affect our reported results” sidebar in the “UBS Group” section of this report for more information
Personnel: 2Q11 vs 1Q11
We employed 65,707 personnel as of 30 June 2011 compared with 65,396 personnel as of 31 March 2011.
In the first quarter of 2011, certain personnel were transferred from the Investment Bank to Wealth Management & Swiss Bank as part of the forming of the Investment Products & Services unit.
è	Refer to the various discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information
è	Refer to the “Accounting and reporting structure changes” section of our first quarter 2011 financial report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

UBS Group
Net new money1

	For the quarter ended			Year-to-date
CHF billion	30.6.11	31.3.11	30.6.10	30.6.11	30.6.10

Wealth Management	5.6	11.1	(5.2)	16.7	(13.1)

Wealth Management Americas	2.6	3.6	(2.6)	6.2	(9.8)

Traditional investments	0.8	3.7	4.5	4.5	3.5

Alternative and quantitative investments	(0.9)	1.7	(1.2)	0.9	(3.6)

Global real estate	0.6	0.2	0.1	0.8	0.8

Infrastructure	0.5	0.0	0.0	0.5	0.1

Global Asset Management	1.1	5.6	3.4	6.7	0.8

1 Excludes interest and dividend income.
Invested assets

	As of			% change from
CHF billion	30.6.11	31.3.11	30.6.10	31.3.11	30.6.10

Wealth Management	748	791	786	(5)	(5)

Retail & Corporate	134	138	131	(3)	2

Wealth Management & Swiss Bank	882	929	917	(5)	(4)

Wealth Management Americas	650	700	693	(7)	(6)

Traditional investments	466	495	494	(6)	(6)

Alternative and quantitative investments	33	37	36	(11)	(8)

Global real estate	36	36	38	0	(5)

Infrastructure	1	1	1	0	0

Global Asset Management	536	569	569	(6)	(6)

Total	2,069	2,198	2,180	(6)	(5)

Personnel by region

	As of			% change from
Full-time equivalents	30.6.11	31.3.11	30.6.10	31.3.11	30.6.10

Switzerland	23,551	23,454	23,191	0	2

UK	6,819	6,843	6,318	0	8

Rest of Europe	4,228	4,154	4,100	2	3

Middle East and Africa	154	145	127	6	21

US	22,078	22,066	22,064	0	0

Rest of the Americas	1,192	1,171	1,132	2	5

Asia Pacific	7,684	7,563	6,944	2	11

Total	65,707	65,396	63,876	0	3

Personnel by reporting segment

	As of			% change from
Full-time equivalents	30.6.11	31.3.11	30.6.10	31.3.11	30.6.10

Wealth Management	16,110	15,997	15,352	1	5

Retail & Corporate	11,586	11,545	11,989	0	(3)

Wealth Management & Swiss Bank	27,696	27,542	27,341	1	1

Wealth Management Americas	16,240	16,234	16,341	0	(1)

Global Asset Management	3,789	3,789	3,454	0	10

Investment Bank	17,776	17,628	16,552	1	7

Corporate Center	206	203	188	1	10

Total	65,707	65,396	63,876	0	3

of which: Corporate Center personnel (before allocations)	19,667	19,588	19,461	0	1

UBS business divisions and Corporate Center

Management report

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net interest income	1,059	1,083	1,042	(2)	2	2,143	2,054

Net fee and commission income	1,476	1,538	1,601	(4)	(8)	3,014	3,212

Net trading income	287	260	238	10	21	547	469

Other income	16	9	13	78	23	25	36

Income	2,838	2,891	2,893	(2)	(2)	5,729	5,772

Credit loss (expense) / recovery	2	2	(8)	0		4	(4)

Total operating income	2,840	2,893	2,886	(2)	(2)	5,733	5,767

Personnel expenses	1,217	1,285	1,201	(5)	1	2,502	2,391

General and administrative expenses	492	518	483	(5)	2	1,009	954

Services (to) / from other business divisions	(33)	(35)	(12)	(6)	175	(67)	(36)

Depreciation of property and equipment	69	75	78	(8)	(12)	144	158

Amortization of intangible assets	2	2	5	0	(60)	3	7

Total operating expenses	1,747	1,844	1,754	(5)	0	3,591	3,475

Business division performance before tax	1,094	1,049	1,131	4	(3)	2,142	2,293

Key performance indicators[1]

Pre-tax profit growth (%)	4.3	23.6	(2.6)			(6.6)	14.1

Cost / income ratio (%)	61.6	63.8	60.6			62.7	60.2

Net new money (CHF billion)[2]	5.0	13.1	(5.5)			18.1	(13.7)

Additional information

Average attributed equity (CHF billion)[3]	10.0	10.0	9.0	0	11

Return on attributed equity (RoaE) (%)						42.8	51.0

BIS risk-weighted assets (CHF billion)	40.6	43.4	46.2	(6)	(12)

Return on risk-weighted assets, gross (%)						26.8	24.1

Goodwill and intangible assets (CHF billion)	1.3	1.5	1.6	(13)	(19)

Invested assets (CHF billion)	882	929	917	(5)	(4)

Client assets (CHF billion)	1,774	1,841	1,780	(4)	0

Loans, gross (CHF billion)	207.3	206.9	201.6	0	3

Due to customers (CHF billion)	271.8	280.5	277.0	(3)	(2)

Personnel (full-time equivalents)	27,696	27,542	27,341	1	1

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center
Wealth Management
Pre-tax profit was CHF 672 million, up 4% from the previous quarter. Lower income due to lower invested asset levels and reduced client activity was more than offset by reduced operating expenses. The gross margin on invested assets was 97 basis points. At CHF 5.6 billion, net new money was positive for the fourth consecutive quarter.

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net interest income	485	493	433	(2)	12	978	842

Net fee and commission income	1,175	1,243	1,294	(5)	(9)	2,419	2,608

Net trading income	209	182	178	15	17	390	348

Other income	(4)	1	(14)		(71)	(3)	(3)

Income	1,865	1,919	1,892	(3)	(1)	3,784	3,794

Credit loss (expense) / recovery	2	9	(1)	(78)		11	0

Total operating income	1,867	1,928	1,891	(3)	(1)	3,795	3,795

Personnel expenses	800	863	797	(7)	0	1,663	1,578

General and administrative expenses	281	299	276	(6)	2	580	551

Services (to) / from other business divisions	75	79	113	(5)	(34)	153	219

Depreciation of property and equipment	37	40	42	(8)	(12)	77	85

Amortization of intangible assets	2	2	5	0	(60)	3	7

Total operating expenses	1,194	1,283	1,232	(7)	(3)	2,477	2,440

Business unit performance before tax	672	645	658	4	2	1,318	1,354

Key performance indicators[1]

Pre-tax profit growth (%)	4.2	39.6	(5.5)			(2.7)	15.0

Cost / income ratio (%)	64.0	66.9	65.1			65.5	64.3

Net new money (CHF billion)[2]	5.6	11.1	(5.2)			16.7	(13.1)

Gross margin on invested assets (bps)[3]	97	98	95	(1)	2	98	94

Swiss wealth management

Income	384	401	396	(4)	(3)	785	784

Net new money (CHF billion)[2]	0.1	2.2	(1.3)			2.3	(2.4)

Invested assets (CHF billion)	132	136	134	(3)	(1)

Gross margin on invested assets (bps)	115	118	115	(3)	0	116	112

International wealth management

Income	1,481	1,518	1,495	(2)	(1)	2,999	3,010

Net new money (CHF billion)[2]	5.5	8.9	(3.9)			14.3	(10.7)

Invested assets (CHF billion)	616	654	652	(6)	(6)

Gross margin on invested assets (bps)[3]	93	95	90	(2)	3	94	90

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   2 Excludes interest and dividend income.   3 Excludes negative valuation adjustments on a property fund (2Q11: CHF 0 million, 1Q11: CHF 0 million, 2Q10: CHF 17 million).

Wealth Management & Swiss Bank

Business unit reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Additional information

Average attributed equity (CHF billion)[1]	5.0	5.0	4.4	0	14

Return on attributed equity (RoaE) (%)						52.7	61.5

BIS risk-weighted assets (CHF billion)	16.4	16.9	17.6	(3)	(7)

Return on risk-weighted assets, gross (%)						45.1	41.9

Goodwill and intangible assets (CHF billion)	1.3	1.5	1.6	(13)	(19)

Invested assets (CHF billion)	748	791	786	(5)	(5)

Client assets (CHF billion)	891	948	954	(6)	(7)

Loans, gross (CHF billion)	71.2	70.9	66.1	0	8

Due to customers (CHF billion)	155.6	163.3	170.9	(5)	(9)

Personnel (full-time equivalents)	16,110	15,997	15,352	1	5

Client advisors (full-time equivalents)	4,203	4,194	4,112	0	2

1 Refer to the “Capital management” section of this report for more information about the equity attribution framework.
Results: 2Q11 vs 1Q11
Operating income
Total operating income decreased 3% to CHF 1,867 million from CHF 1,928 million in the prior quarter, reflecting lower fee and net interest income.
Net interest income decreased 2% to CHF 485 million from CHF 493 million in the previous quarter. This decrease was partly due to the strengthening of the Swiss franc, which adversely affected loans and client deposit levels. Moreover, net interest income was affected by ongoing low market interest rates leading to a decline in the yield of our replication portfolio.
è	Refer to the “Interest rate and currency management” section of our Annual Report 2010 for more information on our replication portfolios
Net fee and commission income decreased by CHF 68 million, or 5%, due to a significant decline in invested asset levels related to the strengthening of the Swiss franc as well as reduced client activity levels. In Wealth Management, 31% of invested assets were denominated in euros and 30% in US dollars as of 30 June 2011.
è	Refer to the “How foreign exchange movements affect our reported results” sidebar in the “UBS Group” section of this report for more information
Net trading income increased by CHF 27 million, mainly reflecting additional revenues from treasury-related activities.
Other income remained virtually unchanged, while net credit loss recoveries decreased to CHF 2 million from CHF 9 million.
Operating expenses
Operating expenses decreased 7% to CHF 1,194 million from CHF 1,283 million.
Personnel expenses were reduced 7% to CHF 800 million, mainly due to lower accruals for variable compensation, which included the release related to an over accrual for variable compensation in the previous year. This more than compensated for salary increases effective from 1 March 2011 and a slight increase in the number of personnel. General and administrative expenses declined by CHF 18 million, or 6%, due to the partial reversal of an accrual.
Invested assets development: 2Q11 vs 1Q11
Net new money
Net new money was positive for the fourth consecutive quarter with net inflows of CHF 5.6 billion compared with net inflows of CHF 11.1 billion in the previous quarter.
International wealth management reported net inflows of CHF 5.5 billion compared with CHF 8.9 billion in the previous quarter, with continued net inflows in the Asia Pacific region and emerging markets, as well as globally from ultra high net worth clients. Our European onshore business reported continued net inflows, while our European cross-border business recorded net outflows mainly from the cross-border business related to neighboring countries of Switzerland.
Swiss wealth management reported net inflows of CHF 0.1 billion compared with CHF 2.2 billion in the previous quarter.

UBS business divisions and Corporate Center
Invested assets
Invested assets were CHF 748 billion on 30 June 2011, a decrease of CHF 43 billion from 31 March 2011. This was mainly due to a significant decrease in the value of the US dollar and the euro against the Swiss franc.
Gross margin on invested assets
The gross margin on invested assets was 97 basis points compared with 98 basis points in the prior quarter, as revenues declined 3%, while average invested assets decreased 1%.
Personnel: 2Q11 vs 1Q11
Wealth Management employed 16,110 personnel on 30 June 2011, compared with 15,997 on 31 March 2011.
At the end of the second quarter, the number of client advisors was 4,203, slightly higher than in the previous quarter due to selective hiring in strategic growth regions.
Results: 6M11 vs 6M10
In the first half of 2011, pre-tax profit decreased 3% to CHF 1,318 million from CHF 1,354 million in the first half of 2010.
Total operating income was unchanged at CHF 3,795 million compared with the first half of 2010. Net interest income increased 16%, mainly reflecting higher treasury-related income and higher lending volumes. This was partially offset by the strengthening of the Swiss franc as well as lower margins resulting from low market interest rates.
Net fee and commission income declined 7% compared with the first half of 2010, mainly as a result of a CHF 41 billion lower average invested asset base, primarily due to the strengthening of the Swiss franc. Trading income was higher compared with the first half of 2010, partially due to additional revenues from treasury-related activities. Other income was flat, while net credit loss recoveries increased to CHF 11 million in the first half of 2011 from zero in the first half of 2010.
Operating expenses were up 2% compared with the first half of 2010, mainly due to higher personnel expenses, which increased 5% to CHF 1,663 million, reflecting an overall personnel increase of 5%. Non-personnel expenses were down 6% compared with the first half of 2010, primarily following higher charges to other businesses related to services provided by the Investment Products & Services unit.

Wealth Management & Swiss Bank
Retail & Corporate
Pre-tax profit was CHF 421 million in the second quarter of 2011, up 4% from the previous quarter as operating income benefited from lower credit loss expenses and certain non-recurring revenue items. Additionally, operating expenses were reduced 2% compared with the first quarter.

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net interest income	575	590	609	(3)	(6)	1,165	1,213

Net fee and commission income	301	295	306	2	(2)	596	605

Net trading income	78	79	60	(1)	30	157	121

Other income	20	8	26	150	(23)	28	39

Income	973	972	1,002	0	(3)	1,945	1,977

Credit loss (expense) / recovery	0	(7)	(7)	(100)	(100)	(7)	(5)

Total operating income	974	965	995	1	(2)	1,939	1,973

Personnel expenses	417	422	404	(1)	3	839	813

General and administrative expenses	211	219	207	(4)	2	430	403

Services (to) / from other business divisions	(107)	(113)	(125)	(5)	(14)	(221)	(255)

Depreciation of property and equipment	32	34	36	(6)	(11)	66	74

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	552	562	522	(2)	6	1,114	1,034

Business unit performance before tax	421	403	473	4	(11)	824	938

Key performance indicators[1]

Pre-tax profit growth (%)	4.5	4.1	1.7			(12.2)	12.7

Cost / income ratio (%)	56.7	57.8	52.1			57.3	52.3

Impaired loan portfolio as a % of total loan portfolio, gross (%)[2]	0.8	0.9	0.9

Additional information

Average attributed equity (CHF billion)[3]	5.0	5.0	4.6	0	9

Return on attributed equity (RoaE) (%)						33.0	40.8

BIS risk-weighted assets (CHF billion)	24.2	26.6	28.6	(9)	(15)

Return on risk-weighted assets, gross (%)						15.0	13.2

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Invested assets (CHF billion)	134	138	131	(3)	2

Client assets (CHF billion)	883	894	826	(1)	7

Loans, gross (CHF billion)	136.1	136.0	135.5	0	0

Due to customers (CHF billion)	116.2	117.2	106.0	(1)	10

Personnel (full-time equivalents)	11,586	11,545	11,989	0	(3)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   2 Refer to the “Risk management and control” section of this report for more information on impairment ratios.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center
Results: 2Q11 vs 1Q11
Operating income
Total operating income was CHF 974 million, up 1% from the prior quarter, mainly reflecting lower credit loss expenses, income from a small divestment and higher dividends from participations.
Net interest income was CHF 575 million, down CHF 15 million from the prior quarter. Higher average loan and deposit volumes were offset by lower interest margins. This resulted from continued competitive pressure and ongoing low market interest rates, leading to a decline in the yield of our replication portfolio.
è	Refer to the “Interest rate and currency management” section of our Annual Report 2010 for more information on our replication portfolios
Net fee and commission income of CHF 301 million was 2% higher, mainly reflecting pricing adjustments on selected products. Net trading income was CHF 78 million, almost unchanged from the previous quarter. Other income increased to CHF 20 million from CHF 8 million due to the divestment of a small real estate company and dividends from participations, primarily in the SIX Swiss Exchange.
In the second quarter, credit losses declined to zero compared with a credit loss expense of CHF 7 million in the first quarter of 2011.
Operating expenses
Operating expenses decreased by CHF 10 million to CHF 552 million compared with the previous quarter.
Personnel expenses decreased CHF 5 million to CHF 417 million, as salary increases effective from March 2011 and costs of slightly higher headcount were offset by lower accruals for variable compensation. General and administrative expenses declined to CHF 211 million from CHF 219 million in the previous quarter. Depreciation was CHF 32 million, almost unchanged from the previous quarter.
Personnel: 2Q11 vs 1Q11
Retail & Corporate employed 11,586 personnel on 30 June 2011, compared with 11,545 on 31 March 2011. A small number of employees both in client facing and central services units were hired during the second quarter.
Results: 6M11 vs 6M10
In the first half of 2011, pre-tax profit was CHF 824 million compared with CHF 938 million in the first half of 2010.
Total operating income decreased to CHF 1,939 million from CHF 1,973 million. Net interest income fell 4% from the first half of 2010, mainly due to a decrease in deposit margins as a result of the adverse interest rate environment and ongoing competitive pressure. Net fee and commission income was CHF 596 million compared with CHF 605 million in the first half of 2010. Net trading income increased to CHF 157 million from CHF 121 million, partially reflecting higher treasury-related income. Other income was CHF 28 million compared with CHF 39 million in the first half of 2010.
Credit loss expenses were CHF 7 million in the first half of 2011 compared with CHF 5 million in the first half of 2010.
Operating expenses in the first half of 2011 were CHF 1,114 million compared with CHF 1,034 million in the first half of 2010. Personnel expenses increased to CHF 839 million from CHF 813 million, primarily due to higher pension fund costs and salary increases in 2011. Non-personnel expenses increased by CHF 54 million, mainly as a result of higher administrative costs and lower net charges to other businesses. Non-personnel expenses were affected by a refinement of cost allocation keys due to a review of service level agreements and allocations between Retail & Corporate, Wealth Management and other parts of the organization in the first half of 2011.

Wealth Management Americas
Wealth Management Americas
Pre-tax profit improved to CHF 140 million in the second quarter of 2011 from CHF 111 million in the first quarter of 2011. The second quarter was marked by a 4% revenue growth in US dollar terms and included realized gains of CHF 25 million on sales of financial investments held as available-for-sale. Net new money of CHF 2.6 billion was recorded in the quarter and financial advisor recruiting and retention rates continued to improve.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net interest income	168	165	181	2	(7)	333	346

Net fee and commission income	988	1,049	1,140	(6)	(13)	2,037	2,177

Net trading income	101	118	148	(14)	(32)	219	298

Other income	28	15	16	87	75	43	26

Income	1,285	1,346	1,486	(5)	(14)	2,631	2,847

Credit loss (expense) / recovery	(1)	1	(1)		0	0	0

Total operating income	1,284	1,347	1,485	(5)	(14)	2,631	2,847

Personnel expenses	928	1,005	1,123	(8)	(17)	1,933	2,192

Financial advisor compensation[1]	473	507	544	(7)	(13)	979	1,054

Compensation commitments and advances related to recruited FAs[2]	131	134	160	(2)	(18)	265	309

Salaries and other personnel costs	324	364	419	(11)	(23)	689	829

General and administrative expenses	188	194	339	(3)	(45)	382	560

Services (to) / from other business divisions	(4)	0	(5)		(20)	(4)	(7)

Depreciation of property and equipment	20	25	80	(20)	(75)	45	125

Amortization of intangible assets	12	12	15	0	(20)	24	29

Total operating expenses	1,144	1,236	1,552	(7)	(26)	2,380	2,899

Business division performance before tax	140	111	(67)	26		252	(52)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	26.1	N/A	N/A			N/A	N/A

Cost / income ratio (%)	89.0	91.8	104.4			90.5	101.8

Net new money (CHF billion)[5]	2.6	3.6	(2.6)			6.2	(9.8)

Net new money including interest and dividend income (CHF billion)[6]	6.7	7.8	2.1			14.5	(0.7)

Gross margin on invested assets (bps)	76	78	84	(3)	(10)	77	81

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors (FAs) and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Compensation commitments and advances related to recruited FAs represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 For purposes of comparison with US peers.

UBS business divisions and Corporate Center

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Additional information

Average attributed equity (CHF billion)[1]	8.0	8.0	8.0	0	0

Return on attributed equity (RoaE) (%)						6.3	(1.3)

BIS risk-weighted assets (CHF billion)	23.2	23.5	23.5	(1)	(1)

Return on risk-weighted assets, gross (%)						22.4	24.7

Goodwill and intangible assets (CHF billion)	3.3	3.6	4.3	(8)	(23)

Invested assets (CHF billion)	650	700	693	(7)	(6)

Client assets (CHF billion)	694	750	742	(7)	(6)

Loans, gross (CHF billion)	23.2	23.4	23.9	(1)	(3)

Due to customers (CHF billion)	32.0	35.0	38.8	(9)	(18)

of which: deposit accounts (CHF billion)	23.2	25.3	28.1	(8)	(17)

Personnel (full-time equivalents)	16,240	16,234	16,341	0	(1)

Financial advisors (full-time equivalents)	6,862	6,811	6,760	1	2

Business division reporting excluding PaineWebber acquisition costs[2]

Business division performance before tax	161	134	(36)	20		294	6

Cost/income ratio (%)	87.5	90.2	102.3			88.9	99.8

Average attributed equity (CHF billion)[7]	5.1	5.0	4.5	2	13

1 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   2 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.
Results: 2Q11 vs 1Q11
Operating income
Total operating income decreased 5% to CHF 1,284 million from CHF 1,347 million. In US dollar terms, operating income increased 4% due to improvements in fee and interest income, as well as higher realized gains on sales of securities held as available-for-sale.
Net fee and commission income decreased 6%, but increased 3% in US dollar terms due to a 7% increase in recurring fees related to increased asset-based fees resulting from higher invested assets. This was partly offset by a 5% decrease in transaction-based revenues, mainly reflecting lower client activity in equities products. Net trading income decreased 14%, or 6% in US dollar terms, reflecting lower municipal and taxable fixed income trading results. Net interest income increased 2%, or 12% in US dollar terms, due to higher client balances in securities-based lending and mortgages, higher yields on lending products and lower US Federal Deposit Insurance Corporation insurance premiums. Other income increased by CHF 13 million, reflecting realized gains in the second quarter of CHF 25 million on sales of financial investments held in UBS Bank USA’s available-for-sale portfolio compared with CHF 7 million in the prior quarter. These gains resulted from rebalancing the investment portfolio for risk management purposes within the parameters of our investment policy. We will continue to manage the portfolio accordingly, which may result in realized gains or losses in the future.
Operating expenses
Total operating expenses decreased 7% to CHF 1,144 million from CHF 1,236 million. Excluding the effect of currency translation, operating expenses increased 1%.
Personnel expenses of CHF 928 million declined 8% compared with the first quarter, but in US dollar terms, personnel expenses increased 1%. Financial advisor compensation declined 7%, but increased 2% in US dollar terms due to higher revenue production. Expenses for compensation commitments and advances related to recruited financial advisors declined 2%, but increased 7% in US dollar terms. Salaries and other personnel expenses decreased 11%, or 3% in US dollar terms, due to lower accruals for variable compensation, partly offset by severance costs related to announced staff reductions in information technology as well as offshoring initiatives. Compensation advance balances decreased 8% to CHF 3,137 million at the end of the quarter, but were relatively flat in US dollar terms. Non-personnel expenses decreased 6% to CHF 216 million from CHF 231 million. In US dollar terms, non-personnel expenses increased 2%, reflecting 6% higher general and administrative expenses, mainly due to an increase in charges for litigation provisions to CHF 21 million from CHF 9 million in the prior quarter. Depreciation expenses decreased 20%, or 11% in US dollar terms, primarily due to the partial reversal of an impairment loss recorded in prior years on shared services property.

Wealth Management Americas
Invested assets development: 2Q11 vs 1Q11
Net new money
Second quarter net new money was CHF 2.6 billion compared with CHF 3.6 billion in the first quarter. Second quarter net new money was affected by annual client income tax payments, which contributed to a decline in net inflows among financial advisors employed with UBS for more than one year. Net recruiting of financial advisors was the primary driver of net new money in the second quarter.
Including interest and dividend income, net new money inflows were CHF 6.7 billion compared with inflows of CHF 7.8 billion in the prior quarter.
Invested assets
Invested assets decreased CHF 50 billion, or 7%, to CHF 650 billion on 30 June 2011, reflecting the effect of the Swiss franc strengthening significantly against the US dollar, though this was partly offset by positive market performance and net new money inflows. In US dollar terms, invested assets increased 2% from 31 March 2011. Managed account assets, which represent discretionary and non-discretionary investment advisory programs that earn recurring fees, declined to CHF 176 billion at the end of the second quarter from CHF 186 billion, but increased 4% in US dollar terms due to strong net new sales. Managed account assets comprised 27% of total invested assets on 30 June 2011, unchanged from 31 March 2011.
Gross margin on invested assets
The gross margin on invested assets in Swiss franc terms declined 2 basis points to 76 basis points, reflecting a 5% decrease in income compared with a 3% decline in average invested assets. In US dollar terms, the gross margin on invested assets increased 2 basis points to 79 basis points, as a 4% increase in income exceeded a 2% increase in average invested assets. The increase reflected higher fee and interest income, partly offset by lower transactional and trading income. Furthermore, the increase in realized gains on sales of financial investments held as available-for-sale contributed 1 basis point to the gross margin improvement.
Personnel: 2Q11 vs 1Q11
Wealth Management Americas employed 16,240 personnel as of 30 June 2011, up by 6 from 31 March 2011. The number of financial advisors has increased gradually over the past four quarters, reflecting new and experienced financial advisor hiring, and attrition rates that have improved to near record lows. At the end of the second quarter, Wealth Management Americas employed 6,862 financial advisors, up by 51 from the previous quarter. The number of non-financial-advisor employees decreased by 45 to 9,378 due to a lower allocation of Corporate Center shared services personnel.
Results: 6M11 vs 6M10
Wealth Management Americas’ performance improved significantly to a pre-tax profit of CHF 252 million in the first half of 2011 from a pre-tax loss of CHF 52 million in the first half of 2010, which included restructuring charges of CHF 167 million.
Operating income decreased 8% to CHF 2,631 million from CHF 2,847 million in the first half of 2010. In US dollar terms, operating income improved 12% due to higher asset-based fees, stronger transactional revenue and higher interest income resulting from increased lending volumes and increased yields. In addition, the first half of 2011 included realized gains of CHF 32 million on sales of financial investments held in UBS Bank USA’s available-for-sale portfolio.
Operating expenses decreased 18% to CHF 2,380 million from CHF 2,899 million in the first half of 2010. The first half of 2010 included restructuring charges of CHF 40 million related to personnel reductions and CHF 127 million related to real estate writedowns. Operating expenses in US dollar terms were virtually unchanged, as higher financial advisor compensation resulting from revenue growth, an increase in accruals for variable compensation and higher expenses for compensation commitments and advances related to the recruitment of financial advisors were mostly offset by lower non-financial advisor salary costs, litigation provisions, depreciation expenses and restructuring charges.

UBS business divisions and Corporate Center
Global Asset Management
Global Asset Management’s pre-tax profit in the second quarter of 2011 was CHF 108 million, compared with CHF 124 million in the prior quarter. There were two key drivers. First, lower performance fees, particularly in alternative and quantitative investments. Second, the strengthening of the Swiss franc which adversely affected the invested asset base and therefore net management fees. Declines in revenue were partly offset by lower personnel expenses.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net management fees[1]	428	443	514	(3)	(17)	871	986

Performance fees	16	53	8	(70)	100	69	57

Total operating income	444	496	522	(10)	(15)	940	1,043

Personnel expenses	236	259	297	(9)	(21)	495	576

General and administrative expenses	92	102	99	(10)	(7)	194	193

Services (to) / from other business divisions	(1)	0	(4)		(75)	(1)	(5)

Depreciation of property and equipment	8	10	11	(20)	(27)	19	22

Amortization of intangible assets	2	2	2	0	0	3	4

Total operating expenses	337	373	405	(10)	(17)	709	789

Business division performance before tax	108	124	117	(13)	(8)	231	254

Key performance indicators[2]

Pre-tax profit growth (%)	(12.9)	(16.2)	(14.6)			(9.1)	958.3

Cost / income ratio (%)	75.9	75.2	77.6			75.4	75.6

Information by business line

Income

Traditional investments	284	301	331	(6)	(14)	585	656

Alternative and quantitative investments	50	88	64	(43)	(22)	138	156

Global real estate	65	61	70	7	(7)	126	118

Infrastructure	4	3	4	33	0	7	7

Fund services	41	43	54	(5)	(24)	84	107

Total operating income	444	496	522	(10)	(15)	940	1,043

Gross margin on invested assets (bps)

Traditional investments	24	25	26	(4)	(8)	24	26

Alternative and quantitative investments	57	99	69	(42)	(17)	78	82

Global real estate	72	68	74	6	(3)	70	62

Infrastructure	160	120	160	33	0	140	140

Total gross margin	32	35	36	(9)	(11)	34	36

Net new money (CHF billion)[3]

Traditional investments	0.8	3.7	4.5			4.5	3.5

Alternative and quantitative investments	(0.9)	1.7	(1.2)			0.9	(3.6)

Global real estate	0.6	0.2	0.1			0.8	0.8

Infrastructure	0.5	0.0	0.0			0.5	0.1

Total net new money	1.1	5.6	3.4			6.7	0.8

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   3 Excludes interest and dividend income.

Global Asset Management

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Invested assets (CHF billion)

Traditional investments	466	495	494	(6)	(6)

Alternative and quantitative investments	33	37	36	(11)	(8)

Global real estate	36	36	38	0	(5)

Infrastructure	1	1	1	0	0

Total invested assets	536	569	569	(6)	(6)

Assets under administration by fund services

Assets under administration (CHF billion)[1]	383	403	399	(5)	(4)

Net new assets under administration (CHF billion)[2]	(0.1)	8.3	(4.0)			8.2	(4.5)

Gross margin on assets under administration (bps)	4	4	5	0	(20)	4	5

Additional information

Average attributed equity (CHF billion)[3]	2.5	2.5	2.5	0	0

Return on attributed equity (RoaE) (%)						18.5	20.3

BIS risk-weighted assets (CHF billion)	3.5	3.5	3.3	0	6

Return on risk-weighted assets, gross (%)						53.7	56.4

Goodwill and intangible assets (CHF billion)	1.4	1.5	1.7	(7)	(18)

Personnel (full-time equivalents)	3,789	3,789	3,454	0	10

1 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.
Results: 2Q11 vs 1Q11
Operating income
Total operating income was CHF 444 million compared with CHF 496 million, mainly due to lower performance fees in alternative and quantitative investments and lower net management fees resulting from a lower average invested asset base due to the further strengthening of the Swiss franc. The decrease was marginally offset by higher transaction fees in global real estate.
è	Refer to the “How foreign exchange movements affect our reported results” sidebar in the “UBS Group” section of this report for more information
Operating expenses
Total operating expenses were CHF 337 million compared with CHF 373 million, with the strengthening of the Swiss franc contributing to a decrease across most expense lines. Personnel expenses decreased to CHF 236 million from CHF 259 million, mainly due to lower accruals for variable compensation. General and administrative expenses also decreased to CHF 92 million from CHF 102 million, mainly because of lower premises expenses.
Invested assets development: 2Q11 vs 1Q11
Net new money
Net new money inflows were CHF 1.1 billion compared with net inflows of CHF 5.6 billion. Excluding money market flows, net new money inflows were CHF 3.5 billion compared with net inflows of CHF 7.2 billion.
Net new money inflows from third parties were CHF 4.8 billion compared with CHF 5.8 billion. These were partly offset by net outflows of CHF 3.7 billion from clients of UBS’s wealth management businesses compared with net outflows of CHF 0.2 billion. Net new money from clients of UBS’s wealth management businesses in the first quarter included CHF 1.8 billion related to the transfer of investment management responsibility for a multi-manager alternative fund from Wealth Management & Swiss Bank to Global Asset Management. Those assets are reported as invested assets in both business divisions, as Wealth Management & Swiss Bank continues to advise the clients invested in the fund.
Excluding money market flows, net inflows from third parties were CHF 5.7 billion, partly offset by net outflows from clients of UBS’s wealth management businesses of CHF 2.2 billion.
Invested assets
Invested assets were CHF 536 billion on 30 June 2011 compared with CHF 569 billion on 31 March 2011. The decrease was almost entirely the result of an adverse net currency effect. On 30 June 2011, CHF 84 billion, or 16%, of the invested assets were money market assets, in line with 31 March 2011. On a regional basis, 35% of invested assets related to clients serviced in Switzerland; 30% in the Americas; 19% in Europe, Middle East and Africa; and 16% in Asia Pacific.

UBS business divisions and Corporate Center
Gross margin on invested assets
The gross margin was 32 basis points compared with 35 basis points in the prior quarter, as a result of lower performance fees.
Results by business line: 2Q11 vs 1Q11
Traditional investments
Revenues were CHF 284 million compared with CHF 301 million, mainly due to lower net management fees associated with the effect of the strengthening of the Swiss franc on the invested asset base. The gross margin was 24 basis points compared with 25 basis points in the prior quarter.
Net new money inflows were CHF 0.8 billion compared with net inflows of CHF 3.7 billion in the prior quarter. Excluding money market flows, net new money inflows were CHF 3.2 billion compared with net inflows of CHF 5.3 billion. Equities net inflows were CHF 0.7 billion, mainly into passive equities, compared with net inflows of CHF 5.9 billion in the first quarter. Fixed income net inflows increased to CHF 2.5 billion, mainly into global bonds and US fixed income, from CHF 0.8 billion. Multi-asset net new money was zero compared with net outflows of CHF 1.4 billion in the previous quarter.
Invested assets were CHF 466 billion on 30 June 2011 compared with CHF 495 billion on 31 March 2011, largely as a result of the strengthening of the Swiss franc. By mandate type, CHF 150 billion of invested assets related to equities, CHF 126 billion to fixed income, CHF 84 billion to money markets and CHF 106 billion to multi-asset mandates (including CHF 6 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure investment areas).
Alternative and quantitative investments
Revenues were CHF 50 million compared with CHF 88 million, mainly due to lower performance fees. Consequently, the gross margin decreased to 57 basis points from 99 basis points in the prior quarter.
Net new money outflows were CHF 0.9 billion, mainly from multi-manager funds, compared with net inflows of CHF 1.7 billion. The first quarter included a CHF 1.8 billion inflow related to the above mentioned transfer of investment management responsibility for a multi-manager alternative fund. Those assets are reported as invested assets in both business divisions, as Wealth Management & Swiss Bank continues to advise the clients of the fund.
Invested assets were CHF 33 billion on 30 June 2011 compared with CHF 37 billion on 31 March 2011, as a result of negative net currency effects and net new money outflows.
Global real estate
Revenues were CHF 65 million compared with CHF 61 million, mainly due to higher transaction fees. The gross margin was 72 basis points compared with 68 basis points.
Net new money inflows were CHF 0.6 billion, mostly into the main Swiss and US strategies, compared with CHF 0.2 billion.
Invested assets were CHF 36 billion on 30 June 2011, in line with 31 March 2011.
Infrastructure
Revenues were CHF 4 million, compared with CHF 3 million in the first quarter.
Net new money inflows were CHF 0.5 billion, mainly into international funds, compared with zero in the previous quarter.
Invested assets were CHF 1 billion on 30 June 2011, in line with 31 March 2011.
Fund services
Revenues were CHF 41 million compared with CHF 43 million, mainly due to lower administrative fees associated with lower average assets under administration. The gross margin on assets under administration was 4 basis points, unchanged from the prior period.
Net new assets under administration outflows were CHF 0.1 billion compared with inflows of CHF 8.3 billion in the prior quarter. The flows consisted of CHF 3.5 billion net outflows from UBS funds (compared with net inflows of CHF 2.5 billion in the prior quarter), largely offset by CHF 3.4 billion net inflows from third-party funds (down from CHF 5.8 billion in the prior quarter).
Total assets under administration were CHF 383 billion on 30 June 2011 compared with CHF 403 billion on 31 March 2011, resulting from an adverse net currency effect.
Personnel: 2Q11 vs 1Q11
The number of personnel on 30 June 2011 was 3,789, unchanged from 31 March 2011.
Results: 6M11 vs 6M10
Pre-tax profit was CHF 231 million in the first half of 2011 compared with CHF 254 million in the first half of 2010. Total operating income was CHF 940 million, a decrease from CHF 1,043 million, mainly due to lower net management fees, marginally offset by higher performance fees. The decrease in net management fees was mainly due to the strengthening of the Swiss franc. Traditional investments revenues were CHF 585 million compared with CHF 656 million, as management fees were adversely affected by the abovementioned currency effect. Alternative and quantitative investments revenues were CHF 138 million compared with CHF 156 million, as an increase in performance fees was more than offset by the abovementioned adverse currency effect. Global real estate revenues increased to CHF 126 million from CHF 118 million, mainly as a result of higher performance fees. Infrastructure revenues were CHF 7 million, in line with the first six months of 2010. Fund services revenues decreased to CHF 84 million from CHF 107 million, mainly due to the abovementioned currency effect.
Total operating expenses were lower at CHF 709 million in the first half of 2011 compared with CHF 789 million in the first half of 2010, with lower personnel expenses being the main factor.

Global Asset Management

Investment performance
In the second quarter of 2011, the majority (five out of eight) of our key equities strategies performed ahead of their benchmarks. Meanwhile, the average return among the relevant peer group was below benchmark for seven out of the eight strategies shown in the table. Long-term performance records remained strong and, over three and five years, a clear majority of equity strategies outperformed their benchmarks. After a strong full year 2010 and first quarter of 2011, fixed income faced a more challenging quarter. Long risk positioning generally detracted in an environment of increased risk aversion due to ongoing concerns about the sover-
eign euro markets. While several key bond strategies lagged their benchmarks in the quarter, longer-term performance remained strong. Global investment solutions’ multi-asset strategies finished the quarter ahead of benchmark and strongly outperformed over one year. Market allocation contributed positively over these periods, while currency strategy was a detractor in the quarter, yet a positive contributor over the longer term.
Among alternative strategies (not shown in the table), real estate strategies generally continued to perform well and direct infrastructure returns were in line with target levels. Investment performance in alternative and quantitative investments was solid but not sufficiently strong to generate significant performance fees.

Investment performance – key composites

The table below shows investment performance for approximately 40% of Global Asset Management’s CHF 290 billion actively-managed invested assets in traditional investments on 30 June 2011. This figure excludes CHF 84 billion in actively-
managed money market funds, CHF 86 billion in passively-managed investments and CHF 76 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure).

Annualized
	3 months	1 year	3 years	5 years

Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	–

Pan European Equity Composite vs. MSCI Europe Free Index	+	–	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	–	–	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	–	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	+	+

Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	–	–	–	–

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+

Fixed income

Global Bond Composite vs. Citigroup World Government Bond Index	–	+	+	–

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	–	+	–	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	+	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	–	+	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	+	–	–

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–

1 Customized benchmark.
(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

UBS business divisions and Corporate Center
Investment Bank
Pre-tax profit was CHF 376 million in the second quarter of 2011 compared with CHF 1,314 million in the second quarter of 2010. The pre-tax profit excluding own credit was CHF 401 million compared with CHF 719 million, mainly reflecting lower revenues in all businesses.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Investment banking	410	466	478	(12)	(14)	877	1,082

Advisory revenues	236	273	153	(14)	54	509	361

Capital market revenues	371	388	400	(4)	(7)	759	875

Equities	159	176	208	(10)	(24)	335	469

Fixed income, currencies and commodities	212	212	193	0	10	423	406

Other fee income and risk management	(197)	(194)	(75)	2	163	(391)	(153)

Securities	2,204	3,111	3,068	(29)	(28)	5,315	6,488

Equities	1,054	1,310	1,365	(20)	(23)	2,364	2,620

Fixed income, currencies and commodities	1,150	1,801	1,703	(36)	(32)	2,951	3,867

Total income	2,615	3,577	3,546	(27)	(26)	6,192	7,570

Credit loss (expense) / recovery[1]	15	1	(39)			15	73

Total operating income excluding own credit	2,630	3,578	3,506	(26)	(25)	6,207	7,643

Own credit[2]	(25)	(133)	595	(81)		(158)	348

Total operating income as reported	2,604	3,445	4,101	(24)	(37)	6,050	7,990

Personnel expenses	1,517	1,871	2,000	(19)	(24)	3,387	3,992

General and administrative expenses	620	635	691	(2)	(10)	1,254	1,291

Services (to) / from other business divisions	37	34	18	9	106	71	40

Depreciation of property and equipment	48	63	70	(24)	(31)	111	145

Amortization of intangible assets	7	8	9	(13)	(22)	15	18

Total operating expenses	2,229	2,610	2,788	(15)	(20)	4,839	5,487

Business division performance before tax	376	835	1,314	(55)	(71)	1,211	2,504

Business division performance before tax excluding own credit	401	967	719	(59)	(44)	1,368	2,156

Key performance indicators[3]

Pre-tax profit growth (%)[4]	(55.0)	735.0	10.4			(51.6)	N/A

Cost / income ratio (%)	86.1	75.8	67.3			80.2	69.3

Return on attributed equity (RoaE) (%)						7.9	20.9

Return on assets, gross (%)						1.3	1.6

Average VaR (1-day, 95% confidence, 5 years of historical data)	75	73	48	3	56

1 Includes credit loss (expense) / recovery on reclassified and acquired securities (2Q11: recovery of CHF 13 million; 1Q11: recovery of CHF 3 million; 2Q10 expense of CHF 68 million).   2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 June 2011 amounts to CHF 0.1 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 Not meaningful if either the current period or the comparison period is a loss period.

Investment Bank

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Additional information

Total assets (CHF billion)[1]	902.4	951.1	1,078.2	(5)	(16)

Average attributed equity (CHF billion)[2]	32.0	29.0	24.0	10	33

BIS risk-weighted assets (CHF billion)	129.7	123.5	122.9	5	6

Return on risk-weighted assets, gross (%)						9.7	12.8

Goodwill and intangible assets (CHF billion)	2.8	3.1	3.6	(10)	(22)

Compensation ratio (%)	58.6	54.3	48.3			56.1	50.4

Impaired loan portfolio as a % of total loan portfolio, gross (%)[3]	6.3	7.1	7.9

Personnel (full-time equivalents)	17,776	17,628	16,552	1	7

1 Based on third-party view, i.e. without intercompany balances.   2 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   3 Refer to the “Risk management and control” section of this report for more information on impairment ratios.
Results: 2Q11 vs 2Q10
Total operating income as reported
We recorded total operating income of CHF 2,604 million in the second quarter of 2011 compared with CHF 4,101 million in the second quarter of 2010.
Total income
Total income was CHF 2,615 million compared with CHF 3,546 million. Revenues across all business segments declined, particularly in the fixed income, currencies and commodities (FICC) and equities businesses.
Credit loss expense / recovery
Net credit loss recoveries were CHF 15 million compared with a net credit loss expense of CHF 39 million in the second quarter of 2010. The recovery in this quarter was primarily related to credit write-ups against student loan auction rate securities (SLARS), mostly due to improved terminal values and write-ups from sales. In the second quarter of 2010, SLARS were the main driver behind the credit loss expense.
è	Refer to the “Risk management and control” section of this report for more information on credit risk
Own credit
An own credit loss on financial liabilities designated at fair value of CHF 25 million was recorded in the second quarter of 2011.
During the quarter, the own credit calculation was corrected to capture the volume effect of foreign currency movements on life-to-date own credit since initial recognition. This correction contributed an own credit loss of CHF 77 million. A further change arose from certain collateralized liabilities that were identified as having become insensitive to changes in our credit spread. This contributed a volume-related own credit loss of CHF 37 million. These adjustments more than offset the own credit gain that arose from our credit spread widening during the quar-
ter. However, the CHF 114 million of adjustments did not affect the Investment Bank’s performance before tax, as corresponding and offsetting gains were recorded in Securities revenues, mostly in FICC. An own credit gain of CHF 595 million was recorded in the second quarter of 2010 due to a widening of our credit spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
Operating income by business segment
In the first quarter of 2011, we implemented two structural changes in our reporting related to commodities and risk management premiums. Risk management premiums are charges incurred for making loan facilities available to clients, reflecting the cost of hedging the related exposure. The changes were not material and therefore did not necessitate restatement at a divisional level. However, where relevant, we have made reference to aid explanation of the business segment results.
è	Refer to the “Accounting and reporting structure changes” section of our first quarter 2011 report for more information
All three business segments were significantly affected by the strengthening Swiss franc, as outlined in the comments below.
è	Refer to the “How foreign exchange movements affect our reported results” sidebar in the “UBS Group” section of this report for more information
Investment banking
In the second quarter of 2011, total revenues were CHF 410 million compared with CHF 478 million, due to the abovementioned revised allocation of the risk management premiums which were higher compared with the second quarter of 2010, and the strengthening of the Swiss franc. The combined advisory and capital markets revenues increased 10%.

UBS business divisions and Corporate Center
Advisory revenues increased 54% to CHF 236 million from CHF 153 million due to several large transactions that closed in the quarter.
Capital market revenues were CHF 371 million compared with CHF 400 million. Equities capital market revenues decreased to CHF 159 million from CHF 208 million, with the reduction most pronounced in the Americas. Fixed income capital market revenues increased 10% to CHF 212 million from CHF 193 million, due to the strength in the leveraged finance business.
Other fee income and risk management revenues were negative CHF 197 million compared with negative CHF 75 million. This decline was largely due to an increase in and revised allocation of risk management premiums as mentioned above, partially offset by the positive effect of methodology changes.
Securities
Securities revenues were CHF 2,204 million, down from CHF 3,068 million in the second quarter of 2010.
Equities
Equities revenues decreased to CHF 1,054 million from CHF 1,365 million, primarily due to the strengthening of the Swiss franc, which adversely affected all business lines.
Cash revenues were CHF 398 million, down from CHF 482 million, as commission income decreased due to lower trading volumes, partially offset by an improved trading performance.
Derivatives and equity-linked revenues were lower at CHF 348 million compared with CHF 497 million, reflecting more challenging trading conditions than in the second quarter of 2010.
In the prime services business, revenues decreased to CHF 283 million from CHF 296 million, as increased balances and improved trading performance were offset by spread compression. Global clearing and execution volumes were down compared with the second quarter of 2010.
Other equities revenues, at CHF 26 million, were CHF 64 million lower than the second quarter of 2010. This was mainly due to a gain of CHF 47 million related to the demutualization of the Chicago Board Options Exchange in the second quarter of 2010.
Fixed income, currencies and commodities
FICC revenues were CHF 1,150 million, down from CHF 1,703 million, largely due to a decrease of CHF 435 million in other FICC revenues and the strengthening of the Swiss franc. Market conditions were weak and volatile as the eurozone crisis eroded investor confidence, resulting in elevated risk aversion and reduced client activity. FICC revenues were positively affected by gains related to the aforementioned adjustments made to the determination of own credit.
Credit revenues declined to CHF 401 million from CHF 464 million, adversely affected by the strengthening of the Swiss franc. Strong results in structured credit were more than offset by a dedine in credit flow trading in Europe and lower corporate lending revenues caused by smaller loan balances and spread compression.
In macro, revenues decreased to CHF 541 million from CHF 664 million affected by the strengthening of the Swiss franc. The rates business benefited from higher revenues in non-linear rates, offset by declines in linear rates largely driven by reduced client activity. Revenues in the foreign exchange business were lower as the exceptional volatility seen in the second quarter of 2010 did not recur, reducing the opportunity to capture spreads.
Emerging markets revenues nearly doubled to CHF 141 million from CHF 73 million, with increases seen across all regions, particularly in Europe. This was due to an improved performance in foreign exchange.
Other FICC revenues were CHF 67 million compared with CHF 502 million. The second quarter of 2011 included CHF 78 million of debit valuation adjustments on our derivatives portfolio as well as positive contributions from our commodities business. In contrast, the second quarter of 2010 included CHF 0.3 billion of debit valuation adjustments on the derivatives portfolio resulting from the widening of our credit default swap spreads and CHF 0.2 billion from residual risk positions.
Operating expenses
Total operating expenses were CHF 2,229 million compared with CHF 2,788 million, partially due to the strengthening of the Swiss franc. Lower personnel expenses were due to reduced accruals for variable compensation. In addition, the second quarter of 2010 included a CHF 228 million charge for the UK bank payroll tax, which did not recur in the second quarter of 2011. General and administrative expenses decreased to CHF 620 million from CHF 691 million, due to a reduction across a number of cost categories and a one time UK value added tax release, partly offset by an increase in provisions.
Personnel: 2Q11 vs 2Q10
The Investment Bank employed 17,776 personnel on 30 June 2011, an increase of 1,224 from 16,552 on 30 June 2010. As of the first quarter of 2011, a revised allocation methodology for Corporate Center personnel was implemented resulting in 613 more personnel being allocated to the Investment Bank. Further, the personnel increase included new hires, partly offset by attrition and the transfer of approximately 280 personnel to Wealth Management & Swiss Bank, as part of forming the Investment Products & Services unit.
Results: 6M11 vs 6M10
In the first half of 2011, we recorded a pre-tax profit of CHF 1,211 million compared with CHF 2,504 million. The pre-tax profit excluding own credit was CHF 1,368 million compared with CHF 2,156 million. Total income was CHF 6,192 million compared with CHF 7,570 million. Net credit loss recovery was CHF 15 million compared with a recovery of CHF 73 million. An own credit loss on financial liabilities designated at fair value of CHF 158 million

Investment Bank

was recorded, compared with an own credit gain of CHF 348 million in the first half of 2010.
Revenues in investment banking declined to CHF 877 million from CHF 1,082 million. Advisory revenues increased as a result of several large transactions closing in the first half of 2011. This was more than offset by a decrease in capital market revenues and other fee income and by higher risk management premiums.
Within securities, equities revenues decreased to CHF 2,364 million from CHF 2,620 million, as revenues continued to be adversely affected by lower market volumes and the strengthening of the Swiss franc. FICC business revenues declined to CHF 2,951 million from CHF 3,867 million, as increases in credit and emerging markets businesses were more than offset by reductions in macro and other FICC revenues and the negative currency effects.
Operating expenses were CHF 4,839 million compared with CHF 5,487 million, partially due to the strengthening of the Swiss franc. Personnel expenses were CHF 3,387 million compared with CHF 3,992 million, primarily due to a reduction in accruals for variable compensation, and the inclusion of the UK bank payroll tax charges in the first half of 2010. General and administrative expenses decreased to CHF 1,254 million from CHF 1,291 million in the first half 2010.

UBS business divisions and Corporate Center
Corporate Center
The pre-tax result from continuing operations in the second quarter of 2011 was a loss of CHF 63 million. This compares with a profit of CHF 116 million in the previous quarter, which included valuation gains of CHF 192 million on our option to acquire the SNB StabFund’s equity.

Corporate Center reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Income	(2)	163	191			161	547

Credit loss (expense) / recovery	0	(1)	0	(100)		(1)	0

Total operating income	(2)	163	191			160	547

Personnel expenses	28	(13)	25		12	15	14

General and administrative expenses	16	41	27	(61)	(41)	57	59

Services (to) / from other business divisions	0	1	4	(100)	(100)	2	8

Depreciation of property and equipment	15	18	17	(17)	(12)	33	40

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	61	46	72	33	(15)	107	122

Performance from continuing operations before tax	(63)	116	119			53	425

Performance from discontinued operations before tax	0	0	0			0	2

Performance before tax	(63)	116	119			54	427

Additional information

BIS risk-weighted assets (CHF billion)	9.3	9.5	8.9	(2)	4

Personnel before allocations (full-time equivalents)	19,667	19,588	19,461	0	1

Allocations to business divisions (full-time equivalents)	(19,460)	(19,385)	(19,273)	0	1

Personnel after allocations (full-time equivalents)	206	203	188	1	10

Corporate Center expenses before service allocation to business divisions

Personnel expenses	953	969	1,010	(2)	(6)	1,922	1,991

General and administrative expenses	792	842	890	(6)	(11)	1,634	1,702

Depreciation of property and equipment	153	183	216	(16)	(29)	336	426

Total operating expenses before service allocation to business divisions	1,898	1,994	2,116	(5)	(10)	3,892	4,119

Net allocations to business divisions	(1,837)	(1,948)	(2,043)	(6)	(10)	(3,785)	(3,997)

Total operating expenses	61	46	72	33	(15)	107	122

Corporate Center
Results: 2Q11 vs 1Q11
Operating income
The Corporate Center’s operating income was negative CHF 2 million in the second quarter of 2011 compared with positive CHF 163 million in the prior quarter. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 13 million in the second quarter of 2011 compared with a gain of CHF 192 million in the prior quarter.
è	Refer to the “Risk management and control” section in this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity
Treasury income remaining in the Corporate Center after allocations to the business divisions amounted to a gain of CHF 12 million in the second quarter of 2011, compared with a loss of CHF 13 million in the prior quarter. This was mainly due to a net credit from changes to the hedge ineffectiveness measurement used in relation to cash flow hedges, partly offset by the allocation of additional revenues from treasury-related activities back to the business divisions, beginning with the second quarter.
Operating expenses
On a gross basis before service allocations to the business divisions, the Corporate Center reported operating expenses of CHF 1,898 million, down from CHF 1,994 million in the prior quarter. Personnel expenses were relatively flat at CHF 953 million in the second quarter of 2011, as lower accruals for variable compensation offset the full effect of annual salary increases effective from 1 March 2011 as well as costs related to personnel reductions in Group Technology. General and administrative expenses decreased 6% to CHF 792 million, reflecting provision releases in corporate real estate, partly offset by higher communication and branding expenses. Depreciation expenses were lower due to the reversal of an impairment loss.
In the Corporate Center, approximately 60% of all costs before allocations to the business divisions occur in currencies other than the Swiss franc.
è	Refer to the “How foreign exchange movements affect our reported results” sidebar in the “UBS Group” section of this report for more information
Business divisions were charged net CHF 1,837 million for shared services, a decrease of CHF 111 million from the prior quarter. Total operating expenses remaining after allocations to the business divisions were CHF 61 million compared with CHF 46 million. These expenses mainly relate to operating expenses for Group governance functions and other corporate items.
Personnel
At the end of the second quarter of 2011, the Corporate Center employed 19,667 personnel, of which 19,460 were allocated to the business divisions based on the services used. The remaining 206 personnel related to Group governance functions and other corporate items.
è	Refer to the “Accounting and reporting structure changes” section of our first quarter 2011 report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined
Results: 6M11 vs 6M10
The pre-tax result from continuing operations was CHF 53 million in the first half of 2011 compared with CHF 425 million in the first half of 2010.
Operating income decreased by CHF 387 million. Group Treasury income in the first half of 2011 was a loss of CHF 1 million compared with a gain of CHF 118 million in the first half of 2010. This was mainly due to redemptions of trust preferred securities and the allocation of foreign currency exposure hedging gains to the business divisions. Moreover, in the first half of 2010 there was a CHF 180 million gain from the sale of investments in associates owning office space in New York. The valuation gain on our option to acquire the SNB StabFund’s equity was CHF 205 million in the first half of 2011 compared with CHF 299 million in the first half of 2010.
Costs before allocations to the business divisions were reduced to CHF 3,892 million in the first half of 2011 from CHF 4,119 million in the first half of 2010.

Risk and treasury
management
Management report

Risk management and control
Risk management and control
Despite observed movements in some of our risk exposures in the course of the quarter, our overall risk profile at the end of the second quarter was not materially different from that at the end of the first quarter of 2011.
Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2010, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.
Credit risk
The tables in this section provide an update on our credit risk exposures on 30 June 2011, including details of our allowances and provisions for credit losses and the composition and credit quality of our key banking products portfolios in Wealth Management & Swiss Bank, and of counterparty exposures booked within the Investment Bank from banking products and over-the-counter (OTC) derivative contracts.
è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the second quarter
Gross banking products and impairments
The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.
Our gross loan exposure decreased slightly to CHF 266 billion on 30 June 2011, from CHF 268 billion on 31 March 2011. Our gross impaired loan portfolio, including reclassified and acquired securities, was CHF 3.5 billion at the end of the second quarter, compared with CHF 4.0 billion at the end of the prior quarter. The ratio of the impaired loan portfolio to total gross loan portfolio improved to 1.3% on 30 June 2011 from 1.5% on 31 March 2011, mainly due to sales of impaired student loan auction rate securities. Excluding securities, the ratio decreased to 0.8% in the second quarter of 2011.
     The total gross loan portfolio in the Investment Bank was CHF 35 billion on 30 June 2011, down from CHF 38 billion on 31 March 2011. The Investment Bank held CHF 5.0 billion of assets at carrying value in its loan portfolio, on which protection was purchased from monoline insurers (CHF 5.3 billion on 31 March 2011), and CHF 0.2 billion at carrying value of US commercial real estate positions (CHF 0.4 billion on 31 March 2011). These assets were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. The reduction in our exposures to these assets in the second quarter resulted from a combination of sales and foreign exchange movements.
è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

è	Refer to the “Risk concentrations” section of this report for more information on our exposures to monoline insurers
The Investment Bank’s gross impaired loan portfolio excluding securities decreased to CHF 697 million on 30 June 2011 from CHF 832 million on 31 March 2011, mainly due to sales of impaired student loan auction rate securities.
In Wealth Management & Swiss Bank, the gross loan portfolio remained stable at CHF 207 billion on 30 June 2011. The gross impaired loan exposure decreased slightly to CHF 1.2 billion on 30 June 2011.

Risk and treasury management
Allowances and provisions for credit losses

					Allowances and
					provisions for credit		Estimated liquidation
CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[1]		losses[2]		proceeds of collateral		Impairment ratio (%)

As of	30.6.11	31.3.11	30.6.11	31.3.11	30.6.11	31.3.11	30.6.11	31.3.11	30.6.11	31.3.11

Group

Balances with central banks	11,674	25,075							0.0	0.0

Due from banks	21,432	16,361	17	18	20	22			0.1	0.1

Loans	265,521	268,406	3,451	4,015	945	1,046	1,810	2,233	1.3	1.5

of which: related to reclassified securities[3]	10,198	11,395	1,120	1,506	169	208	971	1,319	11.0	13.2

of which: related to acquired securities	8,164	9,229	387	373	56	57	349	334	4.7	4.0

of which: related to other loans	247,159	247,783	1,944	2,136	720	781	490	580	0.8	0.9

Guarantees	15,586	17,179	92	105	87	88	5	6	0.6	0.6

Loan commitments	57,892	61,386	124	123	10	22	7	8	0.2	0.2

Banking products	372,103	388,407	3,685	4,262	1,062	1,177	1,822	2,247	1.0	1.1

Investment Bank

Balances with central banks	9,849	23,226							0.0	0.0

Due from banks	15,468	11,608							0.0	0.0

Loans	34,926	38,043	2,204	2,711	288	341	1,491	1,891	6.3	7.1

of which: related to reclassified securities[3]	10,198	11,395	1,120	1,506	169	208	971	1,319	11.0	13.2

of which: related to acquired securities	8,164	9,229	387	373	56	57	349	334	4.7	4.0

of which: related to other loans	16,564	17,419	697	832	63	76	171	238	4.2	4.8

Guarantees	4,667	5,708	54	66	58	62			1.2	1.2

Loan commitments	49,913	52,888	94	94	2	11			0.2	0.2

Banking products	114,823	131,472	2,353	2,872	348	414	1,491	1,891	2.0	2.2

Wealth Management & Swiss Bank

Balances with central banks	542	566							0.0	0.0

Due from banks	3,716	2,684	17	18	20	22			0.5	0.7

Loans	207,292	206,869	1,246	1,303	657	704	319	342	0.6	0.6

Guarantees	10,435	10,975	38	39	25	22	5	6	0.4	0.4

Loan commitments	6,720	7,146	30	29	8	11	7	8	0.4	0.4

Banking products	228,706	228,240	1,331	1,389	710	758	330	357	0.6	0.6

Wealth Management

Balances with central banks	397	416							0.0	0.0

Due from banks	465	572							0.0	0.0

Loans	71,156	70,906	116	142	105	116	15	35	0.2	0.2

Guarantees	2,215	2,378							0.0	0.0

Loan commitments	953	1,077							0.0	0.0

Banking products	75,186	75,349	116	142	105	116	15	35	0.2	0.2

Retail & Corporate

Balances with central banks	145	151							0.0	0.0

Due from banks	3,251	2,113	17	18	20	22			0.5	0.9

Loans	136,136	135,962	1,130	1,161	551	588	304	307	0.8	0.9

Guarantees	8,220	8,597	38	39	25	22	5	6	0.5	0.5

Loan commitments	5,767	6,069	30	29	8	11	7	8	0.5	0.5

Banking products	153,520	152,892	1,215	1,247	604	643	316	321	0.8	0.8

1 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.   2 Excludes CHF 54 million in collective loan loss allowances (31.3.11: CHF 47 million).   3 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Risk management and control

Wealth Management & Swiss Bank – loan portfolio
The table “Wealth Management & Swiss Bank: composition of loan portfolio, gross” shows the composition of the loan portfolio for Wealth Management & Swiss Bank as shown in the “Allowances and provisions for credit losses” table.
The composition of Wealth Management & Swiss Bank’s loan portfolio remained stable over the quarter. On 30 June 2011, 92% of the portfolio was secured by collateral. Approximately 52% of the unsecured loan portfolio was rated investment grade based on our internal ratings, and 57% of the unsecured portfolio was related to cash flow-based lending to corporate counterparties. In addition, 30% of our unsecured loans related to lending to public authorities, mainly in Switzerland.
Investment Bank – banking products and OTC derivatives exposure
The tables on the next page show the composition and credit quality of the Investment Bank’s banking products portfolio based on the internal management view of credit risk.
The table “Investment Bank: banking products and OTC derivatives exposure” shows banking products (loans, guarantees and loan commitments) and OTC derivatives, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. The second table provides a breakdown of the internal rating and loss given default profile of the banking products exposure to corporates and other non-banks, with additional detail provided on the sub-investment grade component.
The net banking products exposure after credit hedges increased to CHF 46.1 billion at the end of the second quarter from CHF 44.8 billion on 31 March 2011. Approximately 53% of our net banking products exposures after the application of credit hedges are classified as investment grade, based on our internal ratings. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.
Loss given default is determined based on our estimation of the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the characteristics of the counterparty in addition to any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure to corporates and other non-banks is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. On 30 June 2011, the loan had an outstanding balance of USD 5.1 billion
(compared with USD 5.4 billion on 31 March 2011), taking into account amounts held in escrow. The aggregate notional balance of the residential mortgage-backed securities (RMBS) fund’s assets collateralizing the loan on 30 June 2011 was USD 12.4 billion. By notional balance, this portfolio was comprised primarily of Alt-A (53%) and sub-prime (33%) products. In terms of priority, the portfolio was dominated by senior positions (95%).
We closely monitor the RMBS fund and its performance, particularly to determine if deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards, and also to assess whether the loan to the RMBS fund has been impaired. Developments during the second quarter have not altered our conclusion that the loan is not impaired.
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on our loan to the RMBS Opportunities Master Fund, LP
Exposures to sovereign of selected industrialized European countries rated AA and below
The table “Exposures to sovereign of selected industrialized European countries rated AA and below” shows selected gross exposures and the respective net amounts to the sovereign of those countries. Exposure values are based on our bank-internal risk view.
Gross exposures consist of loans and loans equivalent, derivatives and securities financing, after deduction of collateral/risk transfers and gross of credit hedges. Tradable assets are included at market value as the sum of net long positions per issuer.
Our exposures to the sovereign in those selected countries remained modest or in the case of Italy still commensurate with its rating and the size of its economy. The increases in gross exposures are mainly driven by higher positions in tradable assets that are marked-to-market.
The increase in net exposure to the Italian sovereign was driven by reductions in credit protection mostly through CDS expirations late in the second quarter of 2011 but also by exposure increases due to interest rate moves. Early in the third quarter half of our incremental exposure (above 31 December 2010 levels) was once again hedged through the purchase of additional credit protection.
è	Refer to the “Country risk” section of our Annual Report 2010 for more information

Risk and treasury management
Wealth Management & Swiss Bank: composition of loan portfolio, gross

CHF million, except where indicated	30.6.11		31.3.11

Secured by residential property	123,706	59.7%	123,371	59.6%

Secured by commercial / industrial property	21,400	10.3%	20,981	10.1%

Secured by securities	46,584	22.5%	46,811	22.6%

Unsecured loans	15,601	7.5%	15,706	7.6%

Total loans, gross	207,292	100.0%	206,869	100.0%

Total loans, net of allowances and credit hedges	206,524		205,810

Investment Bank: banking products and OTC derivatives exposure1

CHF million	Banking products		OTC derivatives
	30.6.11	31.3.11	30.6.11	31.3.11

Total exposure, before deduction of allowances and provisions, CVA and hedges	71,049	73,507	35,176	37,774

Less: allowances, provisions and CVA	(89)	(111)	(1,728)	(1,452)

Less: credit protection bought (credit default swaps, notional)	(24,887)	(28,552)	(3,828)	(3,764)

Net exposure after allowances and provisions, CVA and hedges	46,073	44,844	29,620	32,558

1 Banking products: risk view, excludes balances with central banks, due from banks, reclassified and acquired securities and internal risk adjustments; OTC derivatives: net replacement value includes the adverse effect of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.
Investment Bank: distribution of net banking products exposure to corporates and other non-banks, across UBS-internal rating and loss given default (LGD) buckets

CHF million, except where indicated			30.6.11						31.3.11
				LGD buckets				Weighted		Weighted
	Moody’s Investor	Standard & Poor’s						average		Average
UBS-internal rating	Services equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa to Baa3	AAA to BBB–	24,549	6,969	12,529	2,596	2,455	41	27,771	40

Sub-investment grade			21,524	7,072	12,284	1,748	420	36	17,073	35

of which: 6–9	Ba1 to Ba3	BB+ to BB–	11,722	2,594	8,057	922	150	39	7,033	37

of which: 10–12	B1 to B3	B+ to B–	9,018	3,980	4,078	753	206	32	8,999	34

of which: 13 & defaulted	Caa & lower	CCC & lower	784	499	149	72	64	31	1,041	29

Net banking products exposure to corporates and other non-banks, after application of credit hedges			46,073	14,041	24,813	4,343	2,875	39	44,844	38

Exposures to sovereign1 of selected industrialized European countries rated AA and below2

CHF million	Gross exposure		Net exposure

As of	30.6.11	31.12.10	30.6.11	31.12.10

Italy, Sovereign	3,192	2,812	1,312	395

Belgium, Sovereign	684	473	645	473

Spain, Sovereign	205	12	205	1

Greece, Sovereign	116	38	116	31

Portugal, Sovereign	53	29	53	25

Iceland, Sovereign	43	123	43	123

Ireland, Sovereign	4	25	4	20

1 Includes central government bodies, semi-government institutions and central banks (i.e. excludes regions and municipals).   2 Traded products exposures are measured on a net replacement value (RV) basis and hedges applied.

Risk management and control
Market risk
Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.
Trading portfolios
For the purposes of our disclosure, value-at-risk (VaR) is used to quantify market risk exposures in our trading portfolios.
Value-at-risk
VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.
Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly.
As a complement to VaR, we run macro stress scenarios bring-
ing together various combinations of macro-economic and market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.
The tables show our 1-day 95% management VaR for the Group and the Investment Bank. The Investment Bank’s average management VaR in the second quarter remained nearly unchanged at CHF 75 million compared with CHF 73 million in the first quarter of 2011, whereas period-end Investment Bank VaR was lower at CHF 61 million on 30 June 2011 compared with CHF 71 million on 31 March 2011. The difference in the second quarter between average and period-end Investment Bank management VaR is due to a decrease in credit spread risk towards the end of the second quarter. Credit spread risk continued to be the dominant component of our VaR.
VaR for the Group as a whole followed a similar pattern to Investment Bank VaR.
Backtesting
Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any backtesting exceptions in the second quarter of 2011.

Risk and treasury management
Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.6.11				For the quarter ended 31.3.11
CHF million	Min.	Max.	Average	30.6.11	Min.	Max.	Average	31.3.11

Business divisions and Corporate Center

Investment Bank	58	98	75	61	64	89	73	71

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	1	2	1	1	1	1

Global Asset Management	0	0	0	0	0	0	0	0

Corporate Center	4	11	7	6	4	9	6	5

Diversification effect	[1]	[1]	(8)	(5)	[1]	[1]	(6)	(5)

Total management VaR, Group[2]	59	97	76	64	66	92	74	72

Diversification effect (%)			(9)	(8)			(8)	(6)

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    2 Includes all positions subject to internal management VaR limits.
Investment Bank: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.6.11				For the quarter ended 31.3.11
CHF million	Min.	Max.	Average	30.6.11	Min.	Max.	Average	31.3.11

Risk type

Equities	12	17	15	15	13	21	17	15

Interest rates	17	31	24	21	21	31	25	26

Credit spreads	53	83	70	53	59	75	68	66

Foreign exchange	5	15	9	7	4	17	7	12

Energy, metals and commodities	2	7	3	4	3	10	5	6

Diversification effect	[1]	[1]	(46)	(39)	[1]	[1]	(49)	(54)

Total management VaR, Investment Bank[2]	58	98	75	61	64	89	73	71

Diversification effect (%)			(38)	(39)			(40)	(43)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.

Risk management and control
Non-trading portfolios
For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis. This includes an aggregate measure of our exposures to interest rate risk in the banking book as disclosed in our Annual Report 2010, and specific sensitivity information disclosed below for certain significant instrument categories that are not included in our management VaR.
Non-trading portfolios – valuation and sensitivity information by instrument category
Credit valuation adjustments on monoline credit protection
We previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential and commercial mortgage-backed securities collateralized debt obligations (RMBS and CMBS CDO), transactions with collateralized loan obligations (CLO), and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.
CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.
To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 30 June 2011, such an increase would have resulted in an increase in the monoline CVA of USD 41 million (CHF 34 million; 31 March 2011: USD 40 million or CHF 37 million).
The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 35% to 34% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 11 million (CHF 9 million; 31 March 2011: USD 9 million or CHF 8 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.
US reference-linked notes (RLN)
The US RLN consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD asset-backed securities (ABS). These are primarily commercial mortgage-backed securities and subprime residential mortgage-backed securities and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread

Risk and treasury management
levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.
   There were further redemptions across the US RLN program in the second quarter of 2011. On 30 June 2011, the fair value of the US RLN credit protection was approximately USD 477 million (CHF 401 million; 31 March 2011: USD 521 million or CHF 477 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 26 million (CHF 22 million; 31 March 2011: USD 29 million or CHF 27 million). The fair value adjustments may also be considered a measurement of sensitivity.
Non-US reference-linked notes
The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.
   On 30 June 2011, the fair value of the non-US RLN credit protection was approximately USD 556 million (CHF 467 million; 31 March
2011: USD 573 million or CHF 525 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 57 million (CHF 48 million; 31 March 2011: USD 62 million or CHF 57 million). This adjustment may also be considered a measurement of sensitivity.
Option to acquire equity of the SNB StabFund
Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 30 June 2011, the fair value (after adjustments) of the call option held by UBS was approximately USD 2,125 million (CHF 1,786 million; 31 March 2011: USD 2,112 million or CHF 1,935 million).
   The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above one-month LIBOR rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 30 June 2011, this adjustment was USD 184 million or CHF 155 million. This compares with USD 227 million or CHF 208 million on 31 March 2011, where the decline in the reserve amount reflects greater convergence of valuations across the scenarios, consistent with lesser dependence of the valuation on projections of future cash flows.
   On 30 June 2011, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 172 million (CHF 145 million; 31 March 2011: USD 173 million or CHF 159 million), and a 100-basis-point decrease would have increased the option value by approximately USD 191 million (CHF 161 million; 31 March 2011: USD 192 million or CHF 176 million).

Risk management and control
Risk concentrations
Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario that we consider most relevant to the current environment, we believe that our exposures to monoline insurers and student loan ARS as shown below can be considered risk concentrations.
It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we had anticipated. We are exposed to price risk, basis risk, credit spread risk, default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. We are also exposed to price risk on our option to acquire the SNB StabFund’s equity.

è	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information
In addition, we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.

è	Refer to the discussion of market risk and credit risk as well as to the “Risk and treasury management” section of our Annual Report 2010 for more information on the risks to which we are exposed
Exposure to monoline insurers
The vast majority of our direct exposures with monoline insurers arise from OTC derivative contracts, mainly CDS purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers to hedge specific positions.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDS after CVA. Changes in CVA result from changes in CDS fair value. This, in turn, arises from changes in the fair value of the instruments against which protection has been purchased, and also by movements in monoline credit spreads.

è	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information
On 30 June 2011, based on fair values, approximately 73% of the assets included in the table “Exposure to monoline insurers, by rating” were CLO, 26% were collateralized commercial mortgage-backed securities and other asset-backed securities CDO, and only 2% were US RMBS CDO. The vast majority of the CLO positions were rated AA and above.
On 30 June 2011, the total fair value of CDS protection purchased from monoline insurers was USD 1.3 billion after cumulative CVA of USD 0.9 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio in the second quarter as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes.
In addition to credit protection purchased on the positions detailed in the table “Exposure to monoline insurers, by rating”, UBS held direct derivative exposure to monoline insurers of USD 265 million after CVA of USD 122 million on 30 June 2011.
Exposure to student loan auction rate securities
Our inventory of student loan ARS decreased slightly to USD 9.5 billion on 30 June 2011 from USD 9.7 billion on 31 March 2011, after factoring in sales and redemptions by issuers. In early July 2011, we completed the sale of a portfolio of student loan ARS, reducing our student loan ARS exposures by an additional USD 1.3 billion. This reduction will be reflected in our risk disclosures for the third quarter of 2011.
Approximately 77% of the collateral underlying our inventory of student loan ARS is currently backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables. Each position is subject to a quarterly impairment test that includes a review of performance reports for each issuing trust. Overall, we reported net recoveries of USD 8 million (CHF 7 million) in the second quarter due to write-ups from sales.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the second quarter

Risk and treasury management
Exposure to monoline insurers, by rating1

	30.6.11
				Fair value		Fair value
				of CDS prior		of CDS
		Fair value of		to credit	Credit	after credit
	Notional	underlying		valuation	valuation	valuation
	amount[3]	assets		adjustment	adjustment	adjustment
USD million	Column 1	Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO high grade, from monolines rated sub-investment grade (BB and below)[2]	737	193		544	377	167

Credit protection on other assets[2]	11,309	9,634	[4]	1,675	493	1,182

of which: from monolines rated investment grade (BBB and above)	2,279	2,088		191	31	160

of which: from monolines rated sub-investment grade (BB and below)	9,030	7,546		1,484	462	1,022

Total 30.6.11	12,047	9,827		2,219	870	1,349

Total 31.3.11	12,020	9,772		2,248	948	1,300

1 Excludes the benefit of credit protection purchased from unrelated third parties.    2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.
3 Represents gross notional amount of CDS purchased as credit protection.    4 Includes USD 6.3 billion (CHF 5.3 billion) at fair value/USD 5.9 billion (CHF 5.0 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.
Student loan ARS inventory

	Carrying value
USD million	30.6.11		31.3.11

US student loan ARS	9,512	[1]	9,668

1 Includes USD 4.4 billion (CHF 3.7 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Balance sheet

Balance sheet
On 30 June 2011, our balance sheet stood at CHF 1,237 billion, CHF 55 billion lower than on 31 March 2011, mainly due to the weakening of major currencies against the Swiss franc, as 42% of our funded assets were denominated in US dollars, 15% in euros and 6% in British pounds. Our funded assets, which exclude positive replacement values, declined by CHF 31 billion to CHF 902 billion, but increased by CHF 20 billion when adjusted for currency movements, mainly due to higher collateral trading assets.

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.
è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter
Assets
Product category view
Trading assets decreased by CHF 14 billion to CHF 223 billion and lending assets decreased CHF 12 billion to CHF 308 billion, mainly due to currency effects. Our collateral trading portfolio decreased in Swiss franc terms by CHF 3 billion to CHF 217 billion, but grew by CHF 14 billion adjusted for currency effects due to higher levels of activity in the Investment Bank. Replacement values (RV) decreased by similar amounts on both sides of the balance sheet, as market and currency movements drove down positive replacement values by 7%, or CHF 23 billion.
Divisional view
Most of our total asset reduction originated in the Investment Bank, as the abovementioned decrease in positive replacement values contributed significantly to this business division’s balance sheet declining CHF 49 billion to CHF 902 billion. The balance sheet sizes of Retail & Corporate (CHF 145 billion), Wealth Management (CHF 94 billion), Wealth Management Americas (CHF 45 billion), the Corporate Center (CHF 36 billion), and Global Asset Management (CHF 14 billion) all remained relatively stable.
Second quarter of 2011 asset development
CHF billion
       1 Including cash collateral receivables on derivative instruments.
Balance sheet development – assets
CHF billion
       1 Total balance sheet excluding positive replacement values.
       2 Including cash collateral receivables on derivative instruments.

Risk and treasury management

Liabilities
The movement in currency exchange rates also reduced our liabilities: In unsecured borrowing, customer deposits fell by CHF 12 billion to CHF 323 billion, but increased by CHF 2 billion on a currency-adjusted basis, mainly due to higher balances within Wealth Management & Swiss Bank and the Investment Bank. Financial liabilities designated at fair value fell by CHF 11 billion to CHF 92 billion on lower currency effects and lower market valuations of equity-linked notes. The balance of debt issued declined by CHF 8 billion to CHF 123 billion but remained stable on a currency-adjusted basis. In the second quarter, we issued EUR 2.25 billion of public benchmark bonds, of which EUR 1.0 billion were in covered bonds, and we redeemed USD 1.6 billion of lower tier 2 subordinated bonds. These decreases were partially offset by higher secured funding, which rose by CHF 7 billion to CHF 111 billion, or CHF 16 billion on a currency-adjusted basis, related to business growth within the Investment Bank.
è	Refer to the “Liquidity and funding” section of this report for more information
Equity
Equity attributable to UBS shareholders rose by CHF 0.6 billion to CHF 47.3 billion, as the quarterly net profit of CHF 1.0 billion and positive effect of equity compensation plans on the share premium of CHF 0.4 billion were partially offset by higher treasury shares deductions of CHF 0.5 billion and net negative effects of CHF 0.3 billion recognized directly in equity (other comprehensive income (OCI)). OCI includes negative currency translation effects of CHF 1.2 billion, which were partially offset by fair value gains on financial investments available-for-sale of CHF 0.5 billion, and fair value gains on interest rate swaps designated as cash flow hedges of CHF 0.4 billion. Equity attributable to non-controlling interests was reduced by CHF 0.8 billion due to a redemption of preferred securities and foreign currency translations on preferred securities.
è
Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 2Q11 vs 1Q11” in the “Group results” section of this report for more information

Second quarter of 2011 liabilities and equity development
CHF billion
         1 Including cash collateral receivables on derivative instruments.
Balance sheet development – liabilities and equity
CHF billion
1 Total balance sheet excluding negative replacement values. 2 Percentages based on total balance sheet size excluding negative replacement values. 3 Including cash collateral payables on derivative instruments. 4 Including financial liabilities designated at fair value.

Liquidity and funding
Liquidity and funding
We continued to maintain a sound liquidity position and a diversified portfolio of funding sources. Roughly CHF 16 billion of our CHF 20 billion currency-adjusted increase in funded assets were funded on a secured basis. Wealth management businesses continued to contribute 94% of total customer deposits.
Market liquidity overview: the second quarter of 2011
Funding markets showed signs of resilience and remained relatively stable during the quarter, despite a variety of market pressures such as continued concerns about eurozone sovereign debt, ongoing geopolitical tensions in the Middle East and North Africa, and worries surrounding the US budget deficit. Financial institutions continued to raise substantial volumes of new public unsecured long-term debt. Amid a general trend of widening credit-spreads across the banking sector, our credit default swap spreads ended the second quarter slightly higher compared with the end of the first quarter, while our secondary bond spreads were roughly flat to somewhat higher, depending on currency and tenor.
Liquidity
We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions in the analysis reflect the general characteristics of the recent financial crisis, including strong investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis reflects – and in some cases exceeds – our experience during the recent financial crisis.
   We seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times. We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets.
Funding
Our portfolio of secured and unsecured liabilities is broadly diversified by market, product and currency. We raise funds by issuing senior unsecured and structured notes via numerous short-, medium- and long-term funding programs. These programs allow institutional and private investors in Europe, the US and Asia

UBS asset funding
CHF billion, except where indicated
1 Including compound debt instruments – OTC.

Risk and treasury management

Pacific to customize their investments in UBS. Our wealth management businesses represent a significant, cost-efficient and reliable source of funding. Along with a large deposit base, we also generate funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.
The diversification of our liability portfolio as a percentage of funding sources shifted slightly from long-term debt into repurchase agreements during the quarter (as shown in the “UBS: funding by product and currency” table). The percentage funding contribution of repurchase agreements rose from 12.1% to 13.6% as most of the CHF 20 billion currency adjusted increase in funded assets was funded on a secured basis via repurchase agreements. Our overall customer deposits declined by CHF 12 billion to CHF 323 billion but remained stable at 42% of our total funding sources during the second quarter. On a currency-adjusted basis, our overall customer deposits increased by CHF 2 billion, mainly due to growth in Wealth Management & Swiss Bank, which contributed CHF 272 billion of the CHF 323 billion total customer deposits (shown in the “UBS asset funding” graph). Compared with the prior quarter-end, wealth management client deposits continued to represent roughly 94% of our total customer deposits. Our interbank deposits declined by CHF 2 billion, compared with the prior quarter-end, and our out-
standing money market paper issuances remained fairly stable at CHF 55 billion.
Our outstanding long-term debt, including financial liabilities at fair value, decreased by CHF 19 billion during the quarter to CHF 160 billion, mainly due to currency movements (remaining more or less stable at 18% of our balance sheet liabilities and total equity, excluding negative replacement values, or 21% of our funding sources as shown in the “UBS: funding by product and currency” table). In the second quarter, we issued EUR 2.25 billion of public benchmark bonds, of which EUR 1.0 billion were in covered bonds, and in addition we raised funds through medium term note issuances and private placements. Senior unsecured public bonds totaling approximately CHF 3.2 billion equivalent matured in the second quarter, as did approximately CHF 1.0 billion of Swiss Pfandbriefe. During the second quarter, we also redeemed USD 1.6 billion of lower tier 2 subordinated bonds and USD 500 million of hybrid tier 1 securities (the latter being part of non-controlling interests).
As of 30 June 2011, our coverage ratio of customer deposits to our outstanding loan balance was 122%, compared with 125% as of 31 March 2011.
In terms of secured financing (i.e. repurchase agreements and securities lent against cash collateral received) at the close of the second quarter, we borrowed CHF 106 billion less cash on a collateralized basis than we lent, a decline of CHF 10 billion when compared with the first quarter end 2011 balance of CHF 116 billion.

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	30.6.11	31.3.11	30.6.11	31.3.11	30.6.11	31.3.11	30.6.11	31.3.11	30.6.11	31.3.11

Securities lending	0.8	0.9	0.0	0.0	0.2	0.2	0.5	0.5	0.1	0.2

Repurchase agreements	13.6	12.1	1.0	1.0	1.9	1.8	9.5	8.5	1.2	0.9

Interbank	4.2	4.3	0.8	1.0	0.5	0.5	0.7	0.7	2.1	2.1

Money market paper	7.1	6.9	0.2	0.2	0.5	0.5	5.9	5.6	0.5	0.6

Retail savings / deposits	13.6	13.3	9.8	9.3	0.8	0.8	3.0	3.2	0.0	0.0

Demand deposits	16.5	16.5	6.3	6.1	3.0	3.2	4.9	5.0	2.4	2.2

Fiduciary	3.6	3.9	0.2	0.2	1.1	1.1	1.8	2.1	0.5	0.5

Time deposits	8.2	8.3	0.5	0.5	1.3	1.1	3.7	3.8	2.7	2.9

Long-term debt	20.8	22.4	2.9	3.1	7.6	8.0	7.5	8.2	2.8	3.1

Cash collateral payables on derivative instruments	7.0	6.8	0.3	0.2	3.2	2.8	2.7	2.9	0.8	0.9

Prime brokerage payables	4.8	4.7	0.1	0.1	0.6	0.5	3.4	3.3	0.8	0.7

Total	100.0	100.0	22.0	21.6	20.6	20.5	43.5	43.8	13.8	14.1

1 As a percent of total funding sources defined as the CHF 772 billion and the CHF 799 billion respectively on the balance sheet as of 30 June 2011 and 31 March 2011, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

Capital management
Capital management
The increase in our regulatory capital more than compensated for the increase in risk-weighted assets, improving our BIS tier 1 capital ratio to 18.1% on 30 June 2011 from 17.9% at the end of the previous quarter.
Regulatory developments
Start of Swiss parliamentary process on “too-big-to-fail”
On 20 April 2011, the Swiss Federal Council sent its too-big-to-fail legislative proposal to the Swiss parliament. The total capital requirements are still set at 19% and evidence of the maintenance of systemically relevant functions still needs to be delivered, as proposed by the Commission of Experts. One notable change to the proposal, however, was that the 19% total capital requirement also applies at the Parent Bank level. The government has clarified that this should generally not have the effect of increasing the group total capital requirement above 19%. On 16 June 2011, the Council of States (the upper chamber of the Swiss parliament) agreed on the draft law but made a number of changes, including a so-called “review clause” to take into account international developments under which the Federal Council would be required at various times in the future, to assess the comparability and implementation of corresponding international standards, and report to the parliament any changes needed to adapt Swiss standards. The Council of States also stated that capital requirements must be reduced if the large banks reduce their systemic relevance, although it did not specify the percentage reduction.
   The Swiss political process continues and the abovementioned developments remain under discussion. The National Council (the lower chamber of the Swiss parliament) will discuss the too-big-to-fail draft law in its autumn session starting in September 2011.
International agreement on capital surcharge for global systemically important banks
On 25 June 2011, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, agreed on a consultative document setting out measures for global systemically important banks (G-SIB). These measures include the methodology for assessing systemic importance, the additional capital required and the arrangements for their phase-in.
   The assessment methodology for G-SIB uses an indicator-based approach and comprises five broad categories: size, interconnect-edness, lack of substitutability, global (cross-jurisdictional) activity and complexity.
   The additional loss absorbency requirements are to be met with a progressive common equity tier 1 capital requirement ranging from 1% to 2.5%, depending on a bank’s systemic importance. To provide a disincentive for banks facing the highest charge to in-
crease materially their global systemic importance in the future, an additional 1% surcharge would be applied in such circumstances.
   These higher loss absorbency requirements will be phased in concurrently with the Basel III capital conservation and countercyclical buffers, i.e. between 1 January 2016 and year-end 2018.
Capital ratios
On 30 June 2011, our BIS tier 1 capital ratio stood at 18.1% (compared with 17.9% on 31 March 2011), and our BIS core tier 1 capital ratio stood at 16.1% (up from 15.6% on 31 March 2011). Our BIS tier 1 capital increased by CHF 1.0 billion to CHF 37.4 billion, while RWA increased by CHF 2.9 billion to CHF 206.2 billion. Our BIS total capital ratio was 19.5% on 30 June 2011, up marginally from 19.4% on 31 March 2011.
Risk-weighted assets
To facilitate comparability, we publish RWA according to the Basel II Capital Framework (BIS guidelines). However, our RWA for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the BIS guidelines. The main difference relates to the FINMA implementation of the enhanced Basel II market risk framework as of 1 January 2011.
   The BIS RWA increase of CHF 2.9 billion in the second quarter was primarily related to a rise in market risk RWA of CHF 9.4 billion mainly related to increased credit spread risks, partially offset by currency movements. This increase was partially offset by a drop in credit-risk-related RWA of CHF 5.9 billion, predominantly in derivatives and drawn exposures. Despite an increase in credit risks, the strengthening of the Swiss franc reduced credit-risk-related RWA. Furthermore, operational risk RWA slightly decreased by CHF 0.4 billion and non-counterparty related risk RWA by CHF 0.3 billion.
Eligible capital
BIS tier 1 capital
The CHF 1.0 billion increase in BIS tier 1 capital reflects the CHF 1.0 billion second quarter net profit recognized under IFRS. Additionally, the recovery in fair value of financial investments available-for-sale of CHF 0.4 billion recorded directly in equity contributed to the increase in tier 1 capital. This was offset by a net reduction in tier 1 capital of CHF 0.4 billion mainly attributable to foreign currency fluctuations.

Risk and treasury management

BIS tier 2 capital
Our BIS tier 2 capital declined by a net CHF 0.4 billion to CHF 2.8 billion. This reduction is mainly due to currency movements.
Enhanced Basel II market risk framework
The revisions to the Basel II market risk framework (commonly referred to as Basel 2.5) primarily introduce new capital requirements to incorporate effects of “stressed markets”. These requirements lower our BIS tier 1 and total capital and lead to higher BIS risk-weighted assets (RWA). In line with the BIS transition requirement, the impact of the enhanced Basel II market risk framework will be included in the financial statement disclosures as of 31 December 2011.
   Based on 30 June 2011 exposures, our BIS RWA calculated under the enhanced Basel II framework were CHF 278.2 billion, CHF 72.0 billion higher than under the standard Basel II framework. The increased RWA is composed of a new incremental risk charge which accounts for default and rating migration risk of trading book positions (CHF 34.8 billion of RWA), an additional stressed value-at-risk (VaR) requirement taking into account a one year observation period relating to significant losses (CHF 33.2 billion of RWA), a comprehensive risk measure requirement (CHF 10.3 billion of RWA) and a revised requirement for securitization positions held for trading that will attract banking book capital charges as well as higher risk weights for re-securitization exposures (CHF 6.5 billion of RWA), to better reflect the inherent risk in these products. These increases were partially offset by a RWA relief in VaR of CHF 12.7 billion.
Capital ratios and RWA

CHF billion	Ratio in %
     Furthermore, our BIS tier 1 capital calculated under the enhanced Basel II framework was CHF 0.7 billion lower than under the standard Basel II framework and our BIS total capital was lower by CHF 1.4 billion. As a result, our pro forma BIS tier 1 capital ratio including the effects of the enhanced Basel II market risk framework was 13.2%, our BIS core tier 1 capital ratio was 11.7% and our BIS total capital ratio stood at 13.9%.

Capital adequacy
CHF million, except where indicated	30.6.11	31.3.11	31.12.10

BIS core tier 1 capital	33,135	31,818	30,420

BIS tier 1 capital	37,387	36,379	35,323

BIS total capital	40,163	39,542	40,542

BIS core tier 1 capital ratio (%)	16.1	15.6	15.3

BIS tier 1 capital ratio (%)	18.1	17.9	17.8

BIS total capital ratio (%)	19.5	19.4	20.4

BIS risk-weighted assets	206,224	203,361	198,875

of which: credit risk[1]	115,986	121,854	119,919

of which: non-counterparty related risk	5,862	6,153	6,195

of which: market risk	34,832	25,389	20,813

of which: operational risk	49,544	49,964	51,948

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital management

Reconciliation IFRS equity to BIS capital
CHF million	30.6.11	31.3.11	31.12.10

IFRS equity attributable to UBS shareholders	47,263	46,695	46,820

Treasury shares at cost / Equity classified as obligation to purchase own shares	1,075	536	708

Own credit, net of tax[1]	(31)	(90)	(205)

Unrealized gains from Financial investments available-for-sale[1]	(193)	(144)	(181)

Unrealized (gains) / losses from Cash flow hedges[1]	(828)	(424)	(1,063)

Other[2]	53	59	286

BIS core tier 1 capital prior to deductions	47,338	46,631	46,365

of which: paid-in share capital	383	383	383

of which: share premium, retained earnings, currency translation differences and other elements	46,955	46,248	45,982

Less: treasury shares / deduction for own shares[3]	(1,916)	(1,438)	(2,993)

Less: goodwill & intangible assets	(8,857)	(9,649)	(9,822)

Less: securitization exposures[4]	(2,737)	(2,922)	(2,385)

Less: other deduction items[5]	(693)	(803)	(744)

BIS core tier 1 capital	33,135	31,818	30,420

Hybrid tier 1 capital	4,252	4,561	4,903

of which: non-innovative capital instruments	1,466	1,569	1,523

of which: innovative capital instruments	2,786	3,450	3,380

of which: reserve for hybrid tier 1 instruments	0	(458)	0

BIS tier 1 capital	37,387	36,379	35,323

Upper tier 2 capital	110	85	110

Lower tier 2 capital	6,097	6,803	8,239

Less: securitization exposures[4]	(2,737)	(2,922)	(2,385)

Less: other deduction items[5]	(693)	(803)	(744)

BIS total capital	40,163	39,542	40,542

1 IFRS equity components which are not recognized for capital purpose.    2 Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; and iii) other adjustments due to reclassifications and revaluations of participations and prudential valuation.    3 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.    4 Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,786 million on 30.6.11 and CHF 1,935 million on 31.3.11).    5 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected loss for equities (simple risk weight method).
FINMA leverage ratio
FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January
2013 at the latest. The improvement in the second quarter ratio to 4.8% results from an increase in FINMA tier 1 capital and a decrease in total adjusted assets. The table below shows the calculation of our Group FINMA leverage ratio.

FINMA leverage ratio
CHF billion, except where indicated	Average 2Q11	Average 1Q11	Average 4Q10

Total balance sheet assets (IFRS)[1]	1,288.2	1,302.1	1,398.5

Less: netting of replacement values[2]	(333.0)	(334.9)	(410.1)

Less: loans to Swiss clients (excluding banks)[3]	(163.4)	(163.0)	(161.6)

Less: cash and balances with central banks	(13.9)	(18.2)	(20.1)

Less: other[4]	(13.3)	(13.8)	(12.4)

Total adjusted assets	764.6	772.1	794.2

FINMA tier 1 capital (at quarter end)[5]	36.7	35.2	35.3

FINMA leverage ratio (%)	4.8	4.6	4.4

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.    2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.    3 Includes mortgage loans to international clients for properties located in Switzerland.    4 Refer to the “Reconciliation IFRS equity to BIS capital” table for more information on deductions of assets from BIS tier 1 capital.    5 As of 30 June 2011, FINMA tier 1 capital was CHF 0.7 billion lower than BIS tier 1 capital due to the early adoption by FINMA as of 1 January 2011 of the enhanced Basel II market risk framework.

Equity attribution
Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at business division level.
à	Refer to the “Capital management” section of our Annual Report 2010 for further information
     The amount of equity attributed to the Investment Bank and the Corporate Center increased by CHF 3 billion and CHF 1 billion, respectively, compared with the first quarter of 2011. The increase in the Investment Bank was influenced by RWA increases related to the implementation of the enhanced Basel II market risk framework (the full impact of which is now reflected in this quarter). The increase in the Corporate Center is related to the trends in risk-based capital and RWA seen under this segment. The “Average attributed equity” table indicates that a total of CHF 56.5 billion of average equity was attributed to our business divisions as well as the Corporate Center in the second quarter. Equity attributable to UBS shareholders averaged CHF 47.0 billion during the quarter, which resulted in a deficit of CHF 9.5 billion.
UBS shares
We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives.
   Total UBS shares issued increased by 433,473 shares in the second quarter, due to the exercise of employee options. Treasury shares held by the bank significantly increased by 35,762,555 shares in the second quarter, mainly due to market purchases by Group Treasury in line with our targeted hedge ratio related to compensation plan share deliveries. Shares held by the Investment Bank remained stable.

Average attributed equity
CHF billion	2Q11	1Q11	4Q10

Wealth Management	5.0	5.0	4.4

Retail & Corporate	5.0	5.0	4.6

Wealth Management & Swiss Bank	10.0	10.0	9.0

Wealth Management Americas	8.0	8.0	8.0

Global Asset Management	2.5	2.5	2.5

Investment Bank	32.0	29.0	27.0

Corporate Center	4.0	3.0	3.0

Average equity attributed to the business divisions	56.5	52.5	49.5

Surplus / (deficit)	(9.5)	(5.7)	(2.2)

Average equity attributable to UBS shareholders	47.0	46.8	47.3

UBS shares
	30.6.11	31.3.11	Change from 1Q11

Shares outstanding

Ordinary shares issued	3,832,003,459	3,831,569,986	433,473

Employee share and share option plans			433,473

Treasury shares	64,152,608	28,390,053	35,762,555

Shares outstanding	3,767,850,851	3,803,179,933	(35,329,082)

Shareholders equity (CHF million)	% change from 1Q11

Equity attributable to UBS shareholders	47,263	46,695	1

Less: Goodwill and intangible assets	8,857	9,649	(8)

Tangible shareholders equity	38,406	37,046	4

Book value per share (CHF)

Total book value per share[1]	12.54	12.28	2

Tangible book value per share[2]	10.19	9.74	5

1 Equity attributable to UBS shareholders divided by shares outstanding at the end of the period. 2 Tangible shareholders equity divided by shares outstanding at the end of the period.

Financial
information

Unaudited

	Financial statements (unaudited)

59	Income statement
60	Statement of comprehensive income
61	Balance sheet
62	Statement of changes in equity
64	Statement of cash flows

	Notes to the financial statements

65	1	Basis of accounting
67	2	Segment reporting
69	3	Net interest and trading income
71	4	Net fee and commission income
71	5	Other income
72	6	Personnel expenses
72	7	General and administrative expenses
73	8	Earnings per share (EPS) and shares outstanding
74	9	Income taxes
74	10	Trading portfolio
75	11	Fair value of financial instruments
79	12	Reclassification of financial assets
80	13	Derivative instruments
81	14	Other assets and liabilities
82	15	Provisions and contingent liabilities
87	16	Financial instruments not recognized on the balance sheet
88	17	Currency translation rates

Financial information

Financial statements (unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Continuing operations

Interest income	3	4,880	4,578	4,864	7	0	9,457	9,661

Interest expense	3	(3,440)	(2,796)	(3,771)	23	(9)	(6,236)	(6,751)

Net interest income	3	1,440	1,781	1,093	(19)	32	3,221	2,911

Credit loss (expense) / recovery		16	3	(48)	433		19	68

Net interest income after credit loss expense		1,456	1,784	1,045	(18)	39	3,240	2,979

Net fee and commission income	4	3,879	4,240	4,366	(9)	(11)	8,119	8,738

Net trading income	3	1,724	2,203	3,450	(22)	(50)	3,928	5,818

Other income	5	112	117	324	(4)	(65)	228	660

Total operating income		7,171	8,344	9,185	(14)	(22)	15,515	18,195

Personnel expenses	6	3,925	4,407	4,645	(11)	(16)	8,332	9,166

General and administrative expenses	7	1,408	1,488	1,638	(5)	(14)	2,896	3,057

Depreciation of property and equipment		161	191	257	(16)	(37)	352	491

Amortization of intangible assets		22	24	31	(8)	(29)	46	58

Total operating expenses		5,516	6,110	6,571	(10)	(16)	11,626	12,772

Operating profit from continuing operations before tax		1,654	2,235	2,614	(26)	(37)	3,889	5,424

Tax expense / (benefit)	9	377	426	311	(12)	21	803	914

Net profit from continuing operations		1,277	1,809	2,303	(29)	(45)	3,086	4,509

Discontinued operations

Profit from discontinued operations before tax		0	0	0			0	2

Tax expense		0	0	0			0	0

Net profit from discontinued operations		0	0	0			0	2

Net profit		1,278	1,809	2,303	(29)	(45)	3,087	4,511

Net profit attributable to non-controlling interests		263	2	298		(12)	265	304

from continuing operations		262	2	298		(12)	264	303

from discontinued operations		0	0	0			0	1

Net profit attributable to UBS shareholders		1,015	1,807	2,005	(44)	(49)	2,822	4,207

from continuing operations		1,015	1,807	2,005	(44)	(49)	2,822	4,207

from discontinued operations		0	0	0			0	1

Earnings per share (CHF)

Basic earnings per share	8	0.27	0.48	0.53	(44)	(49)	0.74	1.11

from continuing operations		0.27	0.48	0.53	(44)	(49)	0.74	1.11

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Diluted earnings per share	8	0.26	0.47	0.52	(45)	(50)	0.73	1.10

from continuing operations		0.26	0.47	0.52	(45)	(50)	0.73	1.10

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Financial statements
Statement of comprehensive income

	For the quarter ended					Year-to-date
CHF million		30.6.11		31.3.11	30.6.10	30.6.11	30.6.10
		UBS	Non-
		share-	controlling
	Total	holders	interests	Total	Total	Total	Total

Net profit	1,278	1,015	263	1,809	2,303	3,087	4,511

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(1,127)	(1,244)	117	(76)	(33)	(1,203)	8

Foreign exchange amounts reclassified to the income statement from equity	13	13		(2)	(13)	11	20

Income tax relating to foreign currency translation movements	15	15		0	(6)	16	(8)

Subtotal foreign currency translation movements, net of tax[1]	(1,099)	(1,216)	117	(78)	(52)	(1,176)	20

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	548	548		(118)	72	430	61

Impairment charges reclassified to the income statement from equity	1	1		4	24	5	50

Realized gains reclassified to the income statement from equity	(56)	(56)		(44)	(108)	(100)	(162)

Realized losses reclassified to the income statement from equity	2	2		18	70	20	76

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(13)	(13)		20	(8)	7	(21)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax[1]	482	482		(121)	50	361	4

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,035	1,035		(510)	948	525	1,707

Net realized (gains) / losses reclassified to the income statement from equity	(519)	(519)		(297)	(321)	(816)	(657)

Income tax effects relating to cash flow hedges	(112)	(112)		168	(126)	57	(214)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges[1]	404	404		(639)	501	(235)	836

Total other comprehensive income	(213)	(330)	117	(837)	499	(1,050)	860

Total comprehensive income	1,065	685	380	971	2,802	2,036	5,371

Total comprehensive income attributable to non-controlling interests	380			106	101	486	21

Total comprehensive income attributable to UBS shareholders	685			865	2,701	1,551	5,350

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 182 million (first quarter 2011) and positive CHF 135 million (second quarter 2010). Other comprehensive income attributable to UBS shareholders related to financial investments available-for-sale was negative CHF 121 million (first quarter 2011) and positive CHF 60 million (second quarter 2010). For cash flow hedges, total other comprehensive income was in all periods identical with other comprehensive income attributable to UBS shareholders.

Financial information
Balance sheet

					% change from
CHF million	Note	30.6.11	31.3.11	31.12.10	31.3.11	31.12.10

Assets

Cash and balances with central banks		13,574	27,041	26,939	(50)	(50)

Due from banks		21,412	16,340	17,133	31	25

Cash collateral on securities borrowed		60,661	61,453	62,454	(1)	(3)

Reverse repurchase agreements		156,321	158,405	142,790	(1)	9

Trading portfolio assets	10	159,926	180,327	167,463	(11)	(5)

Trading portfolio assets pledged as collateral	10	62,652	55,761	61,352	12	2

Positive replacement values	13	335,169	358,643	401,146	(7)	(16)

Cash collateral receivables on derivative instruments		34,520	34,453	38,071	0	(9)

Financial assets designated at fair value		8,119	8,539	8,504	(5)	(5)

Loans		264,522	267,313	262,877	(1)	1

Financial investments available-for-sale		71,604	71,079	74,768	1	(4)

Accrued income and prepaid expenses		5,851	6,278	5,466	(7)	7

Investments in associates		732	778	790	(6)	(7)

Property and equipment		5,322	5,442	5,467	(2)	(3)

Goodwill and intangible assets		8,857	9,649	9,822	(8)	(10)

Deferred tax assets		8,341	9,115	9,522	(8)	(12)

Other assets	14	19,186	20,670	22,681	(7)	(15)

Total assets		1,236,770	1,291,286	1,317,247	(4)	(6)

Liabilities

Due to banks		32,361	34,159	41,490	(5)	(22)

Cash collateral on securities lent		5,873	7,008	6,651	(16)	(12)

Repurchase agreements		105,214	96,743	74,796	9	41

Trading portfolio liabilities	10	50,761	55,158	54,975	(8)	(8)

Negative replacement values	13	329,431	349,563	393,762	(6)	(16)

Cash collateral payables on derivative instruments		53,710	54,599	58,924	(2)	(9)

Financial liabilities designated at fair value		92,251	103,073	100,756	(10)	(8)

Due to customers		323,034	335,333	332,301	(4)	(3)

Accrued expenses and deferred income		6,626	7,143	7,738	(7)	(14)

Debt issued		122,765	130,878	130,271	(6)	(6)

Other liabilities	14, 15	63,105	65,788	63,719	(4)	(1)

Total liabilities		1,185,130	1,239,444	1,265,384	(4)	(6)

Equity

Share capital		383	383	383	0	0

Share premium		33,652	33,231	34,393	1	(2)

Cumulative net income recognized directly in equity, net of tax		(7,805)	(7,475)	(6,534)	(4)	(19)

Retained earnings		22,107	21,092	19,285	5	15

Equity classified as obligation to purchase own shares		(53)	(41)	(54)	(29)	2

Treasury shares		(1,022)	(495)	(654)	(106)	(56)

Equity attributable to UBS shareholders		47,263	46,695	46,820	1	1

Equity attributable to non-controlling interests		4,377	5,147	5,043	(15)	(13)

Total equity		51,640	51,842	51,863	0	0

Total liabilities and equity		1,236,770	1,291,286	1,317,247	(4)	(6)

Financial statements
Statement of changes in equity

				Equity classified as
				obligation
	Share	Share	Treasury	to purchase
CHF million	capital	premium	shares	own shares

Balance at 31 December 2009	356	34,824	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,367)

Disposition of treasury shares			1,761

Net premium / (discount) on treasury share and own equity derivative activity		(143)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(430)

Tax benefits / (expenses) from deferred compensation awards		(6)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(51)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 June 2010	383	34,105	(646)	(53)

Balance at 31 December 2010	383	34,393	(654)	(54)

Issuance of share capital

Acquisition of treasury shares			(2,036)

Disposition of treasury shares			1,668

Net premium / (discount) on treasury share and own equity derivative activity		(42)

Premium on shares issued and warrants exercised		12

Employee share and share option plans		(714)

Tax benefits / (expenses) from deferred compensation awards		6

Transaction costs related to share issuances, net of tax

Dividends[1]

Equity classified as obligation to purchase own shares – movements				0

Preferred securities

New consolidations and other increases		(4)

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 June 2011	383	33,652	(1,022)	(53)

1  Includes dividend payments obligations for preferred securities.

Preferred securities[1]

	For the six-month period ended

CHF million	30.6.11	30.6.10

Balance at the beginning of the period	4,907	7,254

Redemptions	(882)	(7)

Foreign currency translation[2]	218	(285)

Balance at the end of the period	4,243	6,962

1  Represents equity attributable to non-controlling interests. Increases and offsetting decreases of equity attributable to non-controlling interests due to dividends are excluded from this table.  2. Foreign currency losses of CHF 237 million in 2011 were offset by the positive impact from the derecognition of foreign currency translation losses of CHF 455 million related to the redemption of preferred securities.

Financial information

		Financial		Total equity
		investments		attributable
Retained	Foreign currency	available-	Cash flow	to UBS	Non-controlling	Total
earnings	translation	for-sale	hedges	shareholders	interests	equity

11,751	(6,445)	364	1,206	41,013	7,620	48,633

				27		27

				(1,367)		(1,367)

				1,761		1,761

				(143)		(143)

				(27)		(27)

				(430)		(430)

				(6)		(6)

				(113)		(113)

				0	(307)	(307)

				(51)		(51)

				0	(7)	(7)

				0	5	5

				0	(5)	(5)

4,207	294	13	836	5,350	21	5,371

15,959	(6,150)	377	2,042	46,017	7,327	53,344

19,285	(7,354)	(243)	1,063	46,820	5,043	51,863

				0		0

				(2,036)		(2,036)

				1,668		1,668

				(42)		(42)

				12		12

				(714)		(714)

				6		6

				0		0

				0	(269)	(269)

				0		0

				0	(882)	(882)

				(4)	1	(3)

				0	(1)	(1)

2,822	(1,397)	361	(235)	1,551	486	2,037

22,107	(8,751)	118	828	47,263	4,377	51,640

Financial statements

Statement of cash flows

	For the six-month period ended
CHF million	30.6.11	30.6.10

Cash flow from / (used in) operating activities

Net profit	3,087	4,511

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	352	491

Impairment of goodwill / amortization of intangible assets	46	58

Credit loss expense / (recovery)	(19)	(68)

Share of net profits of associates	(22)	(50)

Deferred tax expense / (benefit)	777	745

Net loss / (gain) from investing activities	(89)	(186)

Net loss / (gain) from financing activities	365	(5,642)

Net (increase) / decrease in operating assets:

Net due from / to banks	(11,276)	5,859

Reverse repurchase agreements and cash collateral on securities borrowed	(11,739)	(18,506)

Trading portfolio, net replacement values and financial assets designated at fair value	(2,716)	29,506

Loans / due to customers	(10,893)	2,325

Accrued income, prepaid expenses and other assets	4,408	1,975

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	29,641	4,315

Net cash collateral on derivative instruments	(4,109)	10,059

Accrued expenses, deferred income and other liabilities	(2,607)	1,312

Income taxes paid, net of refunds	(190)	(201)

Net cash flow from / (used in) operating activities	(4,984)	36,502

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(6)	(9)

Disposal of subsidiaries and associates	32	214

Purchase of property and equipment	(466)	(228)

Disposal of property and equipment	125	9

Net (investment in) / divestment of financial investments available-for-sale	(4,523)	(6,380)

Net cash flow from / (used in) investing activities	(4,838)	(6,393)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	(1,376)	7,020

Net movements in treasury shares and own equity derivative activity	(1,216)	(1,098)

Capital issuance	0	(113)

Issuance of long-term debt, including financial liabilities designated at fair value	35,762	40,154

Repayment of long-term debt, including financial liabilities designated at fair value	(41,088)	(37,623)

Increase in non-controlling interests	1	5

Dividends paid to / decrease in non-controlling interests	(693)	(394)

Net cash flow from / (used in) financing activities	(8,609)	7,951

Effects of exchange rate differences	(3,722)	(5,335)

Net increase / (decrease) in cash and cash equivalents	(22,153)	32,725

Cash and cash equivalents at the beginning of the period	140,822	164,973

Cash and cash equivalents at the end of the period	118,668	197,697

Cash and cash equivalents comprise:

Cash and balances with central banks	13,574	62,624

Money market papers[1]	69,523	88,596

Due from banks with original maturity of less than three months[2]	35,572	46,478

Total	118,668	197,697

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. Cash in- and outflows of money market papers represent a component of cash and cash equivalents and, as such, are not presented as operating, investing and financing activities.  2 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.
Cash paid as interest was CHF 5,338 million and CHF 7,328 million during the first half of 2011 and the first half of 2010, respectively.

Financial information
Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

Our consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.
In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2010 and for the year then ended, except for the changes noted in “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2011 report. For fair value measurements and changes in valuation techniques, we provide complementary information in “Note 11 Fair value of financial instruments” in the “Financial information” section of our quarterly reports.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in our Annual Report 2010.
New international financial reporting standards published in 2Q11
IFRS 10 Consolidated financial statements
In May 2011, the IASB issued IFRS 10 Consolidated financial statements, which replaces the guidance on control and consolidation in SIC-12 Consolidation – Special purpose entities, and parts of IAS 27 Consolidated and separate financial statements. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control. The revised definition of control focuses on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The third pillar in the assessment of control considers the interaction between power and variable returns. To have control over an investee, an investor must also have the ability to use its power over the investee to affect its return from its involvement with the investee. The determination of power is based on current facts and circumstances and is continuously assessed. Voting rights or contractual rights may be evidence of power, or a combination of the two may give an investor power. Power does not have to have to be exercised. An investor with more than half the voting rights would meet the power criteria in the absence of restrictions or other circumstances.
The standard provides also additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 introduces for example guidance on assessing whether an entity with decision-making rights is a principal or an agent. Only entities that are principals can have control.
We are currently assessing the impact of the new standard on our financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.
IFRS 11 Joint arrangements
In May 2011, the IASB issued IFRS 11 Joint arrangements, which supersedes IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by eliminating the proportionate consolidation approach and requiring the equity method to account for interests in jointly controlled entities.
We do not expect the new standard to have a significant impact on our financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.
IFRS 12 Disclosures of interests in other entities
In May 2011, the IASB issued IFRS 12 Disclosure of interests in other entities, which provides new and comprehensive guidance on disclosure requirements for all entities reporting under the two new standards IFRS 10 Consolidated financial statements and IFRS 11 Joint arrangements. It replaces the disclosure requirements currently included in IAS 28 Investment in associates. The standard requires entities to disclose information that helps users to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and in particular unconsolidated structured entities.
We are currently assessing the impact of the new standard on our financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.
IFRS 13 Fair value measurement
In May 2011, the IASB issued IFRS 13 Fair value measurement, which completes a major project of the IASB and the US Financial Accounting Standards Board (FASB) to improve IFRS and US GAAP and bring about their convergence. The new standard defines fair value, provides guidance on its determination and introduces consistent requirement for disclosures on fair value measurements. The standard does not introduce new fair value measurements,

Notes to the financial statements
Note 1 Basis of accounting (continued)

nor does it eliminate practicability exceptions to fair value measurements.
IFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The definition emphasizes that fair value is a market-based measurement, not an entity-specific measurement. As such, an entity’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value. IFRS 13 allows a limited exception to the basic fair value measurement principles for a reporting entity that holds a group of financial assets and financial liabilities with offsetting positions in particular market risks or counterparty credit risk and manages those holdings on the basis of the entity’s net exposure to either risk. This exception allows the reporting entity, if certain criteria are met, to measure the fair value of the net asset or liability position in a manner consistent with how market participants would price the net risk position. However, the new standard retains the IAS 39 criteria restricting the recognition of day 1 profit and loss for instruments with significant unobservable inputs.
We are currently assessing the impact of the new standard on our financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.
IAS 1 Presentation of financial statements
In June 2011, the IASB issued the revised IAS 1 Presentation of financial statements. The revised standard requires to group together within other comprehensive income (OCI) items that may be reclassified to profit or loss in subsequent periods separately from items that may not be. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.
   The amendments do not have an impact on our current OCI positions. New OCI positions will be added at the adoption date of IAS 19 (revised) Employee benefits and IFRS 9 Financial instruments to the items which will not be reclassified to profit or loss in subsequent periods. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.
IAS 19 (revised) Employee benefits
In June 2011, the IASB issued the revised IAS 19 Employee benefits. The revised standard requires the recognition in the financial statements, in OCI, of all measurement changes in the present value of the defined benefit obligation and in the fair value of plan assets immediately in the period in which they occur. The option to defer the recognition of gains and losses, known as the corridor method, has been eliminated. In addition, the amended standard requires calculation of the net interest on the net defined benefit liability (asset) using the discount rate that is used to measure the defined benefit obligation. This removes the current concept of expected return on plan assets where income is credited with the expected long-term yield on the assets in the fund. The revised standard also enhances the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
Upon adoption of the revised standard we will immediately recognize unrecognized net actuarial losses in OCI (as of 31 De-cember 2010 CHF 3.0 billion for the Swiss plan and CHF 1.2 billion for the international plans).
We are currently assessing the remaining impact of the new standard on our financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.

Financial information
Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the six months ended 30 June 2011

Net interest income	978	1,165	333	(13)	790	(31)	3,221

Non-interest income	2,806	780	2,298	953	5,244	192	12,275

Income[2]	3,784	1,945	2,631	940	6,034	161	15,496

Credit loss (expense) / recovery	11	(7)	0	0	15	(1)	19

Total operating income	3,795	1,939	2,631	940	6,050	160	15,515

Personnel expenses	1,663	839	1,933	495	3,387	15	8,332

General and administrative expenses	580	430	382	194	1,254	57	2,896

Services (to) / from other business divisions	153	(221)	(4)	(1)	71	2	0

Depreciation of property and equipment	77	66	45	19	111	33	352

Amortization of intangible assets	3	0	24	3	15	0	46

Total operating expenses	2,477	1,114	2,380	709	4,839	107	11,626

Performance from continuing operations before tax	1,318	824	252	231	1,211	53	3,889

Performance from discontinued operations before tax						0	0

Performance before tax	1,318	824	252	231	1,211	54	3,889

Tax expense / (benefit) on continuing operations							803

Tax expense / (benefit) on discontinued operations							0

Net profit							3,087

As of 30 June 2011

Total assets[3]	93,674	145,107	45,347	14,481	902,443	35,717	1,236,770

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Notes to the financial statements
Note 2 Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the six months ended 30 June 2010

Net interest income	842	1,213	346	(4)	1,011	(496)	2,911

Non-interest income	2,953	765	2,502	1,047	6,906	1,044	15,216

Income[2]	3,794	1,977	2,847	1,043	7,918	547	18,127

Credit loss (expense) / recovery	0	(5)	0	0	73	0	68

Total operating income	3,795	1,973	2,847	1,043	7,990	547	18,195

Personnel expenses	1,578	813	2,192	576	3,992	14	9,166

General and administrative expenses	551	403	560	193	1,291	59	3,057

Services (to) / from other business units	219	(255)	(7)	(5)	40	8	0

Depreciation of property and equipment	85	74	125	22	145	40	491

Amortization of intangible assets	7	0	29	4	18	0	58

Total operating expenses	2,440	1,034	2,899	789	5,487	122	12,772

Performance from continuing operations before tax	1,354	938	(52)	254	2,504	425	5,424

Performance from discontinued operations before tax						2	2

Performance before tax	1,354	938	(52)	254	2,504	427	5,425

Tax expense / (benefit) on continuing operations							914

Tax expense / (benefit) on discontinued operations							0

Net profit							4,511

As of 31 December 2010

Total assets[3]	94,056	153,101	50,071	15,894	966,945	37,180	1,317,247

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information
Note 3 Net interest and trading income

The “Breakdown by businesses” table below analyzes net interest and trading income according to the businesses that drive it: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net interest and trading income

Net interest income	1,440	1,781	1,093	(19)	32	3,221	2,911

Net trading income	1,724	2,203	3,450	(22)	(50)	3,928	5,818

Total net interest and trading income	3,164	3,985	4,543	(21)	(30)	7,149	8,729

Breakdown by businesses

Net income from trading businesses[1]	1,835	2,478	3,008	(26)	(39)	4,313	5,708

Net income from interest margin businesses	1,191	1,209	1,166	(1)	2	2,400	2,285

Net income from treasury activities and other	138	298	369	(54)	(63)	436	736

Total net interest and trading income	3,164	3,985	4,543	(21)	(30)	7,149	8,729

Net interest income

Interest income

Interest earned on loans and advances[2]	2,426	2,541	2,607	(5)	(7)	4,967	5,454

Interest earned on securities borrowed and reverse repurchase agreements	468	386	373	21	25	854	670

Interest and dividend income from trading portfolio	1,751	1,450	1,658	21	6	3,201	3,153

Interest income on financial assets designated at fair value	51	56	65	(9)	(22)	107	130

Interest and dividend income from financial investments available-for-sale	184	145	161	27	14	329	255

Total	4,880	4,578	4,864	7	0	9,457	9,661

Interest expense

Interest on amounts due to banks and customers[3]	527	470	520	12	1	997	1,011

Interest on securities lent and repurchase agreements	424	283	397	50	7	708	662

Interest and dividend expense from trading portfolio	1,300	699	1,476	86	(12)	1,999	2,309

Interest on financial liabilities designated at fair value	497	571	580	(13)	(14)	1,069	1,168

Interest on debt issued	691	773	799	(11)	(14)	1,464	1,599

Total	3,440	2,796	3,771	23	(9)	6,236	6,751

Net interest income	1,440	1,781	1,093	(19)	32	3,221	2,911

1  Includes lending activities of the Investment Bank.    2 Includes interest income on Cash collateral receivables on derivative instruments.    3  Includes interest expense on Cash collateral payables on derivative instruments.
Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Notes to the financial statements
Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Net trading income[1]

Investment Bank equities	925	611	1,251	51	(26)	1,535	1,835

Investment Bank fixed income, currencies and commodities	408	1,025	1,401	(60)	(71)	1,433	2,350

Other business divisions	392	568	799	(31)	(51)	959	1,633

Net trading income	1,724	2,203	3,450	(22)	(50)	3,928	5,818

of which: net gains / (losses) from financial liabilities designated at fair value[2]	1,087	(574)	4,535		(76)	513	5,333

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment).    2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Fair value of financial instruments”.

Net trading income in the second quarter of 2011 included a gain of CHF 66 million from credit valuation adjustments for monoline credit protection (CHF 128 million gain in the first quarter of 2011 and CHF 105 million loss in the second quarter of 2010).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines
   Net trading income in the second quarter of 2011 also included a gain of CHF 13 million from the valuation of our option to acquire the SNB StabFund’s equity (CHF 192 million gain in the first quarter of 2011 and CHF 68 million gain in the second quarter 2010).

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Financial information
Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Equity underwriting fees	197	189	236	4	(17)	386	508

Debt underwriting fees	157	166	165	(5)	(5)	323	364

Total underwriting fees	355	355	402	0	(12)	710	872

M&A and corporate finance fees	240	276	163	(13)	47	516	366

Brokerage fees	1,004	1,271	1,384	(21)	(27)	2,275	2,664

Investment fund fees	927	966	1,012	(4)	(8)	1,893	2,024

Portfolio management and advisory fees	1,394	1,454	1,538	(4)	(9)	2,848	3,057

Insurance-related and other fees	94	103	92	(9)	2	197	184

Total securities trading and investment activity fees	4,014	4,425	4,590	(9)	(13)	8,439	9,168

Credit-related fees and commissions	108	118	116	(8)	(7)	226	226

Commission income from other services	212	198	219	7	(3)	410	429

Total fee and commission income	4,334	4,741	4,925	(9)	(12)	9,075	9,823

Brokerage fees paid	232	260	309	(11)	(25)	492	581

Other	223	241	251	(7)	(11)	464	504

Total fee and commission expense	455	501	559	(9)	(19)	956	1,085

Net fee and commission income	3,879	4,240	4,366	(9)	(11)	8,119	8,738

of which: net brokerage fees	772	1,011	1,075	(24)	(28)	1,782	2,083

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries[1]	(23)	2	16			(21)	(18)

Net gains / (losses) from disposals of investments in associates	8	5	(2)	60		13	179

Share of net profits of associates	12	10	16	20	(25)	22	50

Total	(3)	16	31			13	211

Financial investments available-for-sale

Net gains / (losses) from disposals	54	26	39	108	38	80	86

Impairment charges	(1)	(4)	(24)	(75)	(96)	(5)	(50)

Total	53	22	15	141	253	75	37

Net income from properties[2]	11	10	15	10	(27)	21	28

Net gains / (losses) from investment properties[3]	1	4	6	(75)	(83)	5	(4)

Other[4]	49	65	258	(25)	(81)	113	389

Total other income	112	117	324	(4)	(65)	228	660

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.    2 Includes net rent received from third parties and net operating expenses.
3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  Includes net gains/losses from disposals of loans and receivables and own-used property.

Notes to the financial statements
Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Salaries and variable compensation	2,725	3,062	3,059	(11)	(11)	5,788	6,222

Contractors	57	58	52	(2)	10	114	105

Social security	188	237	198	(21)	(5)	425	436

Pension and other post-employment benefit plans	188	181	175	4	7	369	367

Wealth Management Americas: Financial advisor compensation[1]	604	640	704	(6)	(14)	1,245	1,363

Other personnel expenses	163	228	457	(29)	(64)	391	673

Total personnel expenses	3,925	4,407	4,645	(11)	(16)	8,332	9,166

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.
Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Occupancy	258	283	322	(9)	(20)	541	656

Rent and maintenance of IT and other equipment	106	113	135	(6)	(21)	220	267

Telecommunications and postage	154	161	186	(4)	(17)	315	349

Administration	94	165	172	(43)	(45)	260	312

Marketing and public relations	94	71	77	32	22	165	126

Travel and entertainment	123	112	121	10	2	236	219

Professional fees	190	175	182	9	4	365	336

Outsourcing of IT and other services	290	293	260	(1)	12	583	476

Litigation and regulatory matters[1]	85	107	82	(21)	4	192	179

Other	12	8	102	50	(88)	20	136

Total general and administrative expenses	1,408	1,488	1,638	(5)	(14)	2,896	3,057

1 Reflects the net increase/release of provisions for Litigation and regulatory matters recognized in the income statement and recoveries from third parties.

Financial information
Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	1,015	1,807	2,005	(44)	(49)	2,822	4,207

from continuing operations	1,015	1,807	2,005	(44)	(49)	2,822	4,207

from discontinued operations	0	0	0			0	1

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	1,015	1,807	2,005	(44)	(49)	2,822	4,207

Less: (profit)/loss on equity derivative contracts	(3)	0	(8)		(63)	(2)	(5)

Net profit attributable to UBS shareholders for diluted EPS	1,012	1,807	1,997	(44)	(49)	2,820	4,202

from continuing operations	1,012	1,807	1,997	(44)	(49)	2,820	4,202

from discontinued operations	0	0	0			0	1

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,797,742,649	3,791,963,103	3,792,345,213	0	0	3,794,852,874	3,784,924,947

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	71,667,289	57,494,693	52,732,447	25	36	65,275,457	40,473,228

Weighted average shares outstanding for diluted EPS	3,869,409,938	3,849,457,796	3,845,077,660	1	1	3,860,128,331	3,825,398,175

Earnings per share (CHF)

Basic	0.27	0.48	0.53	(44)	(49)	0.74	1.11

from continuing operations	0.27	0.48	0.53	(44)	(49)	0.74	1.11

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Diluted	0.26	0.47	0.52	(45)	(50)	0.73	1.10

from continuing operations	0.26	0.47	0.52	(45)	(50)	0.73	1.10

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Shares outstanding

Ordinary shares issued	3,832,003,459	3,831,569,986	3,830,805,268	0	0

Treasury shares	64,152,608	28,390,053	38,372,475	126	67

Shares outstanding	3,767,850,851	3,803,179,933	3,792,432,793	(1)	(1)

Exchangeable shares	567,965	573,823	605,827	(1)	(6)

Shares outstanding for EPS	3,768,418,816	3,803,753,756	3,793,038,620	(1)	(1)

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 260,158,423; 235,649,014 and 279,710,549 for the quarters ended 30 June 2011, 31 March 2011 and 30 June 2010, respectively, and 259,248,144 and 281,133,697 for year-to-date 30 June 2011 and 30 June 2010, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for all periods, but could potentially dilute earnings per share in the future.

Notes to the financial statements
Note 9 Income taxes

We recognized a net income tax expense of CHF 377 million for the second quarter of 2011. This included deferred tax expenses of CHF 337 million with respect to the amortization of deferred tax assets, previously recognized in relation to Swiss tax losses carried forward, to offset taxable profits for the quarter. It also in-
cluded other tax expenses of CHF 95 million in respect of the taxable profits of Group entities. These expenses were partially offset by tax benefits of CHF 55 million, arising from the release of provisions upon the agreement of prior period positions with tax authorities in various locations.

Note 10 Trading portfolio

CHF million	30.6.11	31.3.11	31.12.10

Trading portfolio assets

Debt instruments

Government and government agencies	80,468	81,754	83,952

Banks	14,613	13,631	14,711

Corporates and other	36,837	38,700	35,647

Total debt instruments	131,918	134,085	134,310

Equity instruments	57,831	64,884	57,506

Financial assets for unit-linked investment contracts	17,220	18,596	18,056

Financial assets held for trading	206,968	217,566	209,873

Precious metals and other commodities	15,609	18,522	18,942

Total trading portfolio assets	222,578	236,088	228,815

Trading portfolio liabilities

Debt instruments

Government and government agencies	26,977	31,313	29,628

Banks	2,550	2,674	3,107

Corporates and other	5,044	4,892	4,640

Total debt instruments	34,571	38,879	37,376

Equity instruments	16,190	16,279	17,599

Total trading portfolio liabilities	50,761	55,158	54,975

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:
–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and

–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques1

	30.6.11				31.3.11
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets held for trading[2]	71.5	64.7	8.2	144.3	83.2	68.5	10.1	161.8

Financial assets held for trading pledged as collateral	45.9	16.5	0.2	62.7	40.9	14.2	0.7	55.8

Positive replacement values	3.0	321.5	10.7	335.2	3.2	344.1	11.3	358.6

Financial assets designated at fair value	0.7	6.5	0.9	8.1	0.7	7.2	0.6	8.5

Financial investments available-for-sale	49.7	21.1	0.8	71.6	50.1	20.2	0.8	71.1

Total assets	170.8	430.3	20.8	621.9	178.1	454.2	23.5	655.8

Trading portfolio liabilities	37.0	13.4	0.3	50.8	42.9	12.0	0.2	55.2

Negative replacement values	2.7	318.3	8.4	329.4	3.0	337.5	9.1	349.6

Financial liabilities designated at fair value	0.0	80.7	11.5	92.3	0.0	90.1	12.9	103.1

Other liabilities – amounts due under unit-linked investment contracts		17.2		17.2		18.6		18.6

Total liabilities	39.8	429.7	20.1	489.7	45.8	458.4	22.2	526.4

1 Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 30 June 2011, the total amount of bifurcated embedded derivatives reduces the Balance sheet Debt issued position by CHF 0.6 billion (31 March 2011: reduction of CHF 1.2 billion). This reduction is a result of instruments classified as level 3, which are negative CHF 0.9 billion (31 March 2011: negative CHF 1.4 billion), and of instruments classified as level 2, which are positive CHF 0.4 billion (31 March 2011: positive CHF 0.2 billion).
2 Financial assets held for trading do not include precious metals and commodities.

Notes to the financial statements
Note 11 Fair value of financial instruments (continued)

Movements of level 3 instruments

	Financial assets held for	Derivative instruments
	trading (including those	Positive replacement	Negative replacement	Financial liabilities
CHF billion	pledged as collateral)	values	values	designated at fair value

Balance at 31 December 2010	10.8	12.4	10.4	14.0

Total gains / (losses) included in the income statement	0.3	(0.7)	(0.2)	(0.1)

Purchases, sales, issuances and settlements	(0.2)	(0.4)	(0.7)	(1.4)

Purchases	1.2	0.0	0.0	0.0

Sales	(1.4)	0.0	0.0	0.0

Issuances	0.0	1.0	0.2	1.2

Settlements	0.0	(1.3)	(1.0)	(2.6)

Transfers into or out of level 3	0.1	0.2	(0.2)	0.2

Transfers into level 3	1.7	0.9	0.9	2.1

Transfers out of level 3	(1.6)	(0.7)	(1.1)	(1.9)

Foreign currency translation	(0.1)	(0.2)	(0.1)	0.1

Balance at 31 March 2011	10.8	11.3	9.1	12.9

Total gains / (losses) included in the income statement	0.0	0.1	0.1	0.0

Purchases, sales, issuances and settlements	(0.8)	(0.5)	(0.6)	(0.5)

Purchases	1.2	0.0	0.0	0.0

Sales	(2.0)	0.0	0.0	0.0

Issuances	0.0	0.3	0.4	1.7

Settlements	0.0	(0.9)	(1.0)	(2.2)

Transfers into or out of level 3	(1.0)	0.3	0.3	(0.4)

Transfers into level 3	0.9	1.0	0.8	0.8

Transfers out of level 3	(1.9)	(0.7)	(0.4)	(1.2)

Foreign currency translation	(0.5)	(0.5)	(0.5)	(0.6)

Balance at 30 June 2011	8.4	10.7	8.4	11.5

Note 11 Fair value of financial instruments (continued)

Material changes in level 3 instruments
As of 30 June 2011, financial instruments measured with valuation techniques using primarily non-market observable inputs (level 3) included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);

–	reference-linked notes;

–	financial instruments linked to the US and European subprime residential and US commercial real estate markets;

–	corporate bonds and corporate credit default swaps (CDS); and

–	lending related products.
Financial assets held for trading
Financial assets held for trading transferred into and out of level 3 amounted to CHF 0.9 billion and CHF 1.9 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.3 billion of corporate bonds, CHF 0.2 billion of financial instruments linked to the European residential real estate market, CHF 0.1 billion of financial instruments linked to asset backed securities and CHF 0.1 billion of financial instruments linked to student loans, as no independent price sources could be found to verify fair values. Transfers out of level 3 were comprised primarily of CHF 0.5 billion of corporate bonds, CHF 0.5 billion of lending related products, CHF 0.3 billion of equity positions, CHF 0.2 billion of sovereign bonds and CHF 0.2 billion of financial instruments linked to the US commercial real estate market, as independent price sources became available to verify fair values.
Level 3 financial assets held for trading purchased during the second quarter amounted to CHF 1.2 billion. Purchases included CHF 0.6 billion of financial instruments linked to the US commercial real estate market, CHF 0.4 billion of lending related products, and CHF 0.1 billion of corporate bonds.
Sales of level 3 trading assets during the second quarter amounted to CHF 2.0 billion, which included CHF 1.0 billion of lending related products, CHF 0.4 billion of US commercial real estate loans and CHF 0.4 billion of corporate bonds.
Derivative instruments
Derivative instruments transferred into level 3 included positive replacement values of CHF 1.0 billion and negative replacement values of CHF 0.8 billion. Transfers out of level 3 included positive replacement values of CHF 0.7 billion and negative replacement values of CHF 0.4 billion.
Transfers into level 3 positive replacement values were comprised primarily of CHF 0.4 billion of corporate CDS where the credit curve and recovery rates could not be verified, CHF 0.2 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, CHF 0.1 billion of structured rates positions where volatility could not be verified and CHF 0.1 billion of sovereign CDS where the credit curve could not be verified. Transfers into level 3 negative replacement values were comprised primarily of CHF 0.3 billion of corporate CDS where the credit curve and recovery rates could not be verified, CHF 0.2 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, CHF 0.1 billion of sovereign CDS where the credit curve could not be verified and CHF 0.1 billion of structured rates positions where volatility could not be verified.
Transfers out of level 3 positive replacement values were comprised of CHF 0.3 billion of structured credit bespoke CDO positions due to improved correlation between the portfolio held and the representative market portfolio used to independently verify market data; CHF 0.2 billion of US commercial real estate CDS, as the reliability of independent underlying market data increased; and CHF 0.1 billion of subprime residential mortgage-backed securities (RMBS) CDS, as the reliability of independent underlying market data increased. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.2 billion of US commercial real estate CDS, as the reliability of independent underlying market data increased and CHF 0.1 billion structured credit bespoke CDO positions due to improved correlation between the portfolio held and the representative market portfolio used to independently verify market data.
Issuances of level 3 positive replacement values were CHF 0.3 billion, which included CHF 0.1 billion of structured credit bespoke CDO positions, CHF 0.1 billion of corporate CDS and CHF 0.1 billion of structured rates positions. Issuances of level 3 negative replacement values were CHF 0.4 billion, which included CHF 0.2 billion of structured credit bespoke CDO positions and CHF 0.1 billion of corporate CDS.
Settlements of level 3 positive replacement values were CHF 0.9 billion, which consisted primarily of CHF 0.3 billion of structured rates positions and CHF 0.2 billion of US commercial real estate CDS, CHF 0.1 billion of structured credit bespoke CDO positions and CHF 0.1 billion of corporate CDS. Settlements of level 3 negative replacement values were CHF 1.0 billion, and consisted primarily of CHF 0.3 billion of structured credit bespoke CDO positions, CHF 0.2 billion of structured rates positions, CHF 0.2 billion of US commercial real estate CDS and CHF 0.1 billion related to lending related products.
Financial liabilities designated at fair value
Transfers of financial liabilities designated at fair value into level 3 of CHF 0.8 billion consisted primarily of CHF 0.6 billion of credit-linked notes where the embedded CDS credit curve and recovery rates could not be independently verified, and CHF 0.2 billion of equity-linked notes where the volatility of the embedded option could not be independently verified.
Transfers of financial liabilities designated at fair value out of level 3 were CHF 1.2 billion, and consisted primarily of CHF 0.4 billion of credit-linked notes where the embedded CDS credit curve

Notes to the financial statements
Note 11 Fair value of financial instruments (continued)

and recovery rates could be independently verified, CHF 0.3 billion of equity-linked notes, CHF 0.3 billion of interest rate-linked notes where the volatility of the embedded options could be independently verified and CHF 0.2 billion of credit-linked notes where underlying collateral prices were verified.
Issuances of level 3 financial liabilities designated at fair value of CHF 1.7 billion were comprised primarily of CHF 0.7 bil-
lion of equity-linked notes, CHF 0.5 billion of credit-linked notes and CHF 0.5 billion of interest rate-linked notes. Settlements of level 3 financial liabilities designated at fair value were CHF 2.2 billion, which consisted primarily of CHF 0.8 billion of equity-linked notes, CHF 0.8 billion of interest rate-linked notes and CHF 0.5 billion related to US commercial real estate structured notes.

b) Valuation information

Own credit on financial liabilities designated at fair value
Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to acquire UBS MTN.
Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in our credit spreads during the period, and (2) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.
During the quarter, the own credit calculation was corrected to capture the volume effect of foreign currency movements on life-to-date own credit since initial recognition. This correction contributed an own credit loss of CHF 77 million. A further change arose from certain collateralized liabilities that were identified as having become insensitive to changes in our credit spread. This contributed a volume-related own credit loss of CHF 37 million. These adjustments more than offset the own credit gain that arose from our credit spread widening during the quarter. However, the CHF 114 million of adjustments did not affect the Investment Bank’s performance before tax and Group net profit.
è	Refer to the “Risk management and control” section of this report for information on certain financial instruments with significant valuation uncertainty

Own credit on financial liabilities designated at fair value

	As of or for the quarter ended			% change from		Year-to-date
CHF million	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10

Total gain/(loss) for the period ended	(25)	(133)	595	81		(158)	348

of which: credit spread related only	90	(179)	649		(86)	(89)	565

Life-to-date gain	95	126	1,218	(25)	(92)

c) Deferred day 1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, although the values obtained from the relevant valuation model on day 1 may differ. Day 1 reserves are released and profit is recorded in trading profit or loss as either the underlying parameters become observable, the transaction is closed out or by an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

Financial information
Note 11 Fair value of financial instruments (continued)

CHF million	30.6.11	31.3.11	30.6.10

Balance at the beginning of the period	493	565	596

Deferred profit / (loss) on new transactions	113	34	50

Recognized (profit) / loss in the income statement	(65)	(97)	(80)

Foreign currency translation	(36)	(9)	12

Balance at the end of the period	505	493	578

Note 12 Reclassification of financial assets

In 2008 and first quarter of 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets”
to “Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans

CHF billion	30.6.11	31.3.11	31.12.10

Carrying value	10.4	11.6	11.9

Fair value	10.6	11.9	12.1

Pro-forma fair value gain / (loss)	0.2	0.3	0.2

     In the second quarter of 2011, carrying values and pro-forma fair values decreased by CHF 1.2 billion and CHF 1.3 billion respectively. The vast majority of the decreases relates to the appreciation of the Swiss franc against the US dollar and to sales.
     The table below provides notional values, fair values and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets

	30.6.11
				Ratio of carrying to
CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	4.5	3.8	4.0	89%

Monoline-protected assets	5.7	5.3	5.0	87%

Leveraged finance	0.5	0.4	0.4	76%

US reference-linked notes	0.3	0.2	0.2	68%

Other assets	0.8	0.7	0.7	83%

Total (excluding CMBS interest-only strips)	11.7	10.4	10.2	87%

CMBS interest-only strips		0.2	0.2

Total reclassified assets	11.7	10.6	10.4

Reclassified financial assets impacted UBS’s income statement as presented in the table below.
Contribution of the reclassified assets to the income statement

	For the quarter ended		Year-to-date
CHF million	30.6.11	31.3.11	30.6.11

Net interest income	110	147	257

Credit loss (expense) / recovery	18	7	25

Other income[1]	23	27	50

Impact on operating profit before tax	150	181	332

1 Includes net gains on the disposal of reclassified assets.

Notes to the financial statements
Note 13 Derivative instruments

	30.6.11
		Notional values		Notional values
		related to		related to
	Positive	positive	Negative	negative	Other
	replacement	replacement	replacement	replacement	notional
CHF billion	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	175	10,248	163	10,323	14,890

Credit derivative contracts	47	1,250	44	1,182	0

Foreign exchange contracts	90	3,140	97	2,945	10

Equity / index contracts	17	227	19	258	30

Commodity contracts, including precious metals contracts	5	46	5	41	77

Unsettled purchases of financial assets[3]	1	52	0	40	0

Unsettled sales of financial assets[3]	0	45	1	27	0

Total derivative instruments, based on IFRS netting[4,5]	335	15,009	329	14,817	15,007

Replacement value netting, based on capital adequacy rules	(253)		(253)

Cash collateral netting	(31)		(23)

Total derivative instruments, based on capital adequacy netting[6]	51		53

	31.3.11
		Notional values		Notional values
	Positive	related to positive	Negative	related to negative
	replacement	replacement	replacement	replacement	Other notional
CHF billion	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	175	10,093	162	10,137	14,880

Credit derivative contracts	51	1,315	48	1,220	0

Foreign exchange contracts	106	3,544	111	3,292	7

Equity / index contracts	19	245	21	277	35

Commodity contracts, including precious metals contracts	6	46	6	43	69

Unsettled purchases of financial assets[3]	0	53	0	43	0

Unsettled sales of financial assets[3]	0	54	0	25	0

Total derivative instruments, based on IFRS netting[4,5]	359	15,352	350	15,037	14,991

Replacement value netting, based on capital adequacy rules	(270)		(270)

Cash collateral netting	(34)		(22)

Total derivative instruments, based on capital adequacy netting[6]	55		58

Financial information
Note 13 Derivative instruments (continued)

	31.12.10
		Notional values		Notional values
	Positive	related to positive	Negative	related to negative	Other
	replacement	replacement	replacement	replacement	notional
CHF billion	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	204	9,695	189	9,550	13,861

Credit derivative contracts	56	1,208	51	1,105	0

Foreign exchange contracts	113	3,326	123	3,228	9

Equity/index contracts	22	206	24	239	29

Commodity contracts, including precious metals contracts	6	39	6	33	41

Unsettled purchases of financial assets[3]	0	36	0	19	0

Unsettled sales of financial assets[3]	0	35	0	13	0

Total derivative instruments, based on IFRS netting[4,5]	401	14,545	394	14,186	13,940

Replacement value netting, based on capital adequacy rules	(302)		(302)

Cash collateral netting	(37)		(24)

Total derivative instruments, based on capital adequacy netting[6]	63		68

1 In case of netting of replacement values on the balance sheet, the sum of the notional values of netted derivatives is presented in accordance with the related net positive replacement value or net negative replacement value of the netted derivatives.    2 Receivables resulting from these derivatives are recognized on our balance sheet under Due from banks and Loans: CHF 1.0 billion (31 March 2011: CHF 1.1 billion, 31 December 2010: CHF 0.7 billion). Payables resulting from these derivatives are recognized on our balance sheet under Due to banks and Due to customers: CHF 2.1 billion (31 March 2011: CHF 3.2 billion, 31 December 2010: CHF 2.7 billion).    3 Changes in the fair value of purchased and sold financial assets between trade date and settlement date are recognized as replacement values.    4 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2010.    5 Includes agency transactions with a positive replacement value of CHF 5.1 billion (31 March 2011: CHF 6.1 billion, 31 December 2010: CHF 9.3 billion) and a negative replacement value of CHF 5.4 billion (31 March 2011: CHF 6.4 billion, 31 December 2010: CHF 9.5 billion) for which notional values were not included into the table above due to significantly different risk profile.    6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.
Note 14 Other assets and liabilities

CHF million	30.6.11	31.3.11	31.12.10

Other assets

Prime brokerage receivables	12,997	13,942	16,395

Deferred pension expenses	3,206	3,240	3,174

Other	2,983	3,489	3,112

Total other assets	19,186	20,670	22,681

Other liabilities

Prime brokerage payables	37,289	37,199	36,383

Amounts due under unit-linked investment contracts	17,319	18,693	18,125

Current and deferred tax liabilities	550	727	847

Provisions	1,483	1,685	1,704

Other	6,464	7,484	6,661

Total other liabilities	63,105	65,788	63,719

Notes to the financial statements
Note 15 Provisions and contingent liabilities

a) Provisions

		Litigation
	Operational	and regulatory		Contingent		Total
CHF million	risks[1]	matters[2]	Restructuring	claims	Other[3]	provisions

Balance at 31 December 2010	56	618	281	130	619	1,704

Increase in provisions recognized in the income statement	11	122	2	6	11	151

Release of provisions recognized in the income statement	0	(14)	(17)	(29)	(5)	(64)

Provisions used in conformity with designated purpose	(10)	(51)	(16)	(1)	(19)	(97)

Capitalized reinstatement costs	0	0	0	0	(1)	(1)

Reclassifications	0	0	0	3	0	2

Foreign currency translation/Unwind of discount	(1)	(9)	0	2	(2)	(9)

Balance at 31 March 2011	56	666	250	110	603	1,685

Increase in provisions recognized in the income statement	19	111	0	4	44	178

Release of provisions recognized in the income statement	(5)	(19)	(14)	0	(11)	(49)

Provisions used in conformity with designated purpose	(7)	(172)	(20)	(7)	(16)	(222)

Capitalized reinstatement costs	0	0	0	0	(2)	(2)

Reclassifications	0	0	(1)	(2)	1	(2)

Foreign currency translation/Unwind of discount	(3)	(56)	(18)	(8)	(19)	(105)

Balance at 30 June 2011	59	530	197	97	600	1,483

1 Includes provisions for litigation resulting from security risks and transaction processing risks.    2 Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this note.    3 Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.
b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.
     Certain potentially significant legal proceedings or threatened proceedings as of 30 June 2011 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.
1. Municipal bonds
In November 2006, UBS and others received subpoenas from the Antitrust Division of the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. In addition, various state Attorneys General issued subpoenas seeking similar information. Several putative class actions also have been filed in Federal District Courts against UBS and numerous other firms. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation. On 4 May 2011, the Firm announced a settlement with the SEC, DOJ, the US Internal Revenue Service (IRS) and a group of state Attorneys General under which UBS would pay a total of USD140.3 million to resolve the regulatory, antitrust and securities law issues. The class action litigations remain pending; however, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class action.

Financial information
Note 15 Provisions and contingent liabilities (continued)

2. Auction rate securities
UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARS) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARS. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The fines being paid in these state settlements are being charged against the USD 150 million provision that was established in 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. In 2010, a claimant alleging consequential damages from the illiquidity of ARS was awarded approximately USD 80 million by an arbitration panel. UBS moved in state court to vacate the award, and the matter was thereafter settled. UBS is the subject of other pending arbitration and litigation claims by clients and issuers relating to ARS.
3. Inquiries regarding cross-border wealth management businesses
Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.
4. Matters related to the credit crisis
UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007 and UBS’s reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigation. UBS has also communicated with and has responded to other inquiries by various governmental and regula-
tory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, concerning various matters related to the credit crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.
5. Lehman principal protection notes
From March 2007 through September 2008, UBS sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. UBS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. UBS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities, and is responding to investigations by other state regulators relating to the sale of these notes to UBS’s customers. The customer litigations and regulatory investigations relate primarily to whether UBS adequately disclosed the risks of these notes to its customers. In April 2011, UBS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US.
6. Claims related to sales of residential mortgage-backed securities and mortgages
From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 39 billion in original face amount of RMBS underwritten or issued by UBS. Most of the lawsuits are in their early stages. Many have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 4.8 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans. The remaining USD 34 billion of RMBS to which these cases relate

Notes to the financial statements
Note 15 Provisions and contingent liabilities (continued)

was issued by third parties in securitizations in which UBS acted as underwriter. In connection with certain of these lawsuits, UBS has indemnification rights against solvent third-party issuers or originators for any loss or liability incurred by UBS. Additionally, UBS is named as a defendant in three lawsuits brought by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. UBS has also been contacted by certain government-sponsored enterprises requesting that UBS repurchase USD 2 billion of securities issued in UBS-sponsored RMBS offerings.
   As described below under “c) Other contingent liabilities”, UBS also has contractual obligations to repurchase US residential mortgage loans as to which UBS’s representations made at the time of transfer prove to have been materially inaccurate.
7. Claims related to UBS disclosure
A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In March 2011, the court dismissed the ERISA complaint. The plaintiffs have sought leave to file an amended complaint.
8. Madoff
In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, admini-
strator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009, UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. UBS (Luxembourg) SA and certain other UBS subsidiaries are also responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In December 2009 and March 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants is no less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants is not less than USD 555 million. UBS has filed motions requesting that these complaints be moved from the Bankruptcy Court to the Federal District Court. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.
9. Transactions with City of Milan and other Italian public sector entities
In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. The case is currently stayed following a petition filed by the four banks to the Ital-

Financial information
Note 15 Provisions and contingent liabilities (continued)

ian Court of Cassation challenging the jurisdiction of the Italian courts. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with the City. The banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City has separately asserted claims for damages against UBS Limited and UBS individuals in those proceedings. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence.
UBS has itself issued proceedings before English courts in connection with a number of derivative transactions with Italian public entities, including some of those mentioned above, aimed at obtaining declaratory judgments as to the legitimacy of UBS’s behavior.
10. HSH Nordbank AG (HSH)
HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.
11. Kommunale Wasserwerke Leipzig GmbH (KWL)
In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. In October 2010, the English court ruled that it has jurisdiction and will hear the proceedings, and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. Whilst KWL appealed from that decision, it has recently informed UBS that in light of a recent decision of the European Court of Justice (ECJ) in another case not involving UBS, it does not intend to proceed with the jurisdictional appeal in the English courts. The civil dispute will now proceed before the English court with UBS’s two claims now consolidated together and amended to include a claim for payment from KWL of the net principal sum outstanding plus interest.
   In March 2010, KWL issued proceedings in Leipzig, Germany, against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England (and the same ECJ ruling referred to above), it is expected that the Leipzig court will dismiss KWL’s civil claim against UBS and one of the other banks in the German courts and that no civil claim will proceed against either of them in Germany. The proceedings by KWL against the third bank will now proceed before the German courts following a preliminary order by the Leipzig court that it has jurisdiction to hear this case.
   The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The back-to-back CDS transactions were subsequently terminated in April and June 2010. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 189 million plus interest. These English court proceedings are currently stayed.
   In January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.
12. Puerto Rico
The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters.

Notes to the financial statements
Note 15 Provisions and contingent liabilities (continued)

13. LIBOR
Several government agencies, including the SEC, the US Commodity Futures Trading Commission, the DOJ and the FSA, are conducting investigations regarding submissions to the British Bankers’ Association, which sets LIBOR rates. We understand that the investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR rates at certain times. In addition, we have received an order to provide information to the Japan Financial Services Agency concerning similar matters.
   UBS has recently been informed that we have been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR (Tokyo Interbank Offered Rate). As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.
   A number of putative class actions have been filed in federal courts in the US against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws.

c) Other contingent liabilities

Demands related to sales of mortgages and RMBS
For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.
   UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.
   We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.
   When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. Loan repurchase demands increased in the second quarter, as reflected in the table below, which summarizes repur-

Loan repurchase demands by year received – original principal balance of loans

				2011
USD million	2006–2008	2009	2010	through 15 July	Total

Actual or agreed loan repurchases/make whole payments by UBS	11.7	1.4	47.7		60.8

Demands resolved directly by third-party originators		1.1	20.4	0.4	21.9

Demands resolved in litigation	0.6	20.7			21.4

Demands rebutted by UBS but not yet rescinded by counterparty		60.3	255.8	1.3	317.3

Demands rescinded by counterparty[1]	110.2	97.2	11.8	6.0	225.2

Demands in review by UBS[2]		52.1	36.9	589.5	678.5

Total	122.5	232.8	372.5	597.2	1,325.1

1 Indudes demands that were not pursued by the counterparty following rebuttal by UBS.    2 Indudes loans totaling USD 20.6 million in original principal balance for which a provision was made in 2010 and which remain in review.

Financial information

chase demands received by UBS and UBS’s repurchase activity from 2006 through 15 July 2011.
   As of the end of the second quarter of 2011, our balance sheet reflects a provision of USD 87.5 million based on our best estimate of the loss arising from loan repurchase demands received from 2006 through 2011 to which we have agreed or which remain unresolved, and for certain anticipated loan repurchase demands of which we have been informed. A counterparty has advised UBS that it intends to make loan repurchase demands that are currently estimated to amount to at least USD 900 million in original principal balance, but it is not yet clear when or to what extent these demands will be made. UBS also cannot reliably estimate when or to what extent the provision will be utilized in connection with actual loan repurchases or payments for liquidated loans, because both the submission of loan repurchase demands and the timing of resolution of such demands are uncertain.
   Payments made by UBS to date to resolve repurchase demands have been for liquidated adjustable rate mortgages that provide the borrower with a choice of monthly payment options (Option ARM loans). These payments were equivalent to approximately 62% of the original principal balance of the Option ARM loans. The corresponding percentages for other loan types can be expected to vary. With respect to unliquidated Option ARM loans that UBS has agreed to repurchase, UBS expects severity rates will be similar to payments made for liquidated loans. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared with those that have been the subject of past demands.
   In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from third-party originators that remain solvent. UBS has asserted indemnity or repurchase demands against originators equivalent to approximately 60% of the original principal balance of the liquidated loans for which UBS has made payment in response to demands received in 2010 and 2011. Only a small number of our demands have been resolved, and we have not recognized any asset in respect of the unresolved demands.
   We cannot reliably estimate the level of future repurchase demands, and do not know whether our past success rate in rebutting such demands will be a good predictor of future success. We also cannot reliably estimate the timing of any such demands.
   As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

Note 16 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions:

	30.6.11			31.3.11			31.12.10
		Sub-			Sub-				Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross		participations	Net

Guarantees

Credit guarantees and similar instruments	7,683	(321)	7,361	8,714	(402)	8,313	8,612		(401)	8,212

Performance guarantees and similar instruments	3,222	(484)	2,738	3,260	(519)	2,741	3,362		(506)	2,856

Documentary credits	4,681	(334)	4,347	5,204	(352)	4,853	4,561		(255)	4,306

Total guarantees	15,586	(1,139)	14,447	17,179	(1,272)	15,906	16,535		(1,162)	15,374

Commitments

Loan commitments	57,892	(1,077)	56,814	61,386	(1,378)	60,007	56,851		(1,475)	55,376

Underwriting commitments	513	(277)	236	893	(544)	348	404		(196)	208

Total commitments	58,405	(1,354)	57,050	62,278	(1,923)	60,356	57,255		(1,671)	55,584

Forward starting transactions[1]

Reverse repurchase agreements	55,902			54,459			39,036

Securities borrowing agreements	456			262			454

Repurchase agreements	38,181			35,719			22,468

Securities lending agreements	0			23			0	[2]

1 Cash to be paid in the future by either UBS or the counterparty.    2 In the second quarter of 2011, we corrected the amount previously disclosed by CHF 783 million.

Notes to the financial statements
Note 17 Currency translation rates

The following table shows the main rates used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate
	As of			For the quarter ended			Year-to-date
	30.6.11	31.3.11	30.6.10	30.6.11	31.3.11	30.6.10	30.6.11	30.6.10

1 USD	0.84	0.92	1.08	0.85	0.93	1.10	0.89	1.08

1 EUR	1.22	1.30	1.32	1.24	1.29	1.40	1.26	1.42

1 GBP	1.35	1.47	1.61	1.39	1.49	1.65	1.45	1.64

100 JPY	1.04	1.10	1.22	1.05	1.13	1.20	1.09	1.17

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization

	As of			% change from
	30.6.11	31.3.11	30.6.10	31.3.11	30.6.10

Share price (CHF)	15.33	16.48	14.46	(7)	6

Market capitalization (CHF million)[1]	58,745	63,144	55,393	(7)	6

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2 489 948

Cusip		CINS H89231 33 8

Information sources

Reporting publications
Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (executive and non-executive members). It is published in English and German.
Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.
How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order/subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.
Other information
Website: The “Analysts & Investors” section at www.ubs.com/ investors provides the following information on UBS: financial in-
formation (including SEC results-related filings); corporate information, including UBS share price charts and data and dividend information; the UBS event calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.
Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.
Messaging service/UBS news alert: On the www.ubs.com/ newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.
Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of results-related filings with the SEC may be obtained from our Investor Relations team at www.ubs.com/investors.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and manage its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) changes in UBS’s competitive position, including whether differences in regulatory requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (6) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis; (7) the effects on UBS’s cross-border banking business of tax treaties currently being negotiated by Switzerland and future tax or regulatory developments; (8) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (9) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (10) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (11) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (12) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (13) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: July 26, 2011